EXHIBIT (f)

DESCRIPTION OF NEW SOUTH WALES AND NEW SOUTH WALES TREASURY CORPORATION

FORWARD-LOOKING INFORMATION

This Report contains forward-looking statements. Statements that are not historical facts, including statements about the New South Wales Treasury Corporation’s (the “Corporation”) and New South Wales’ (“NSW”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe,” “may,” “will,” “should,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the NSW undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and NSW believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of New South Wales’ major trading partners;

•	the effects of the global financial crisis and subsequent economic downturn, both internationally and in Australia;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in NSW’s domestic consumption;

•	changes in NSW’s labor force participation and productivity;

•	exchange rate fluctuations;

•	downgrades in our credit ratings; and

•	changes in the rate of inflation in NSW.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The fiscal year of the Corporation and NSW is July 1 to June 30. Unless otherwise indicated, annual information presented in this report is based on fiscal years. In this report, the fiscal year that began on July 1, 2007 and ended on June 30, 2008 is referred to as “2007-08” and previous and subsequent fiscal years are referred to using the same convention.

For reporting periods beginning on or after January 1, 2005, the financial statements of the Corporation and the NSW Total State Sector Accounts have been prepared in accordance with Australian Accounting Standards (“AAS”) adopted by the Australian Accounting Standards Board (“AASB”), in particular AAS31 Financial Reporting by Governments and Section 6 of the Public Finance and Audit Act 1983 of New South Wales. AAS include Australian Equivalents to International Financial Reporting Standards (“AEIFRS”). The compliance of the financial statements of the Corporation and the NSW Total State Sector Accounts with AAS ensures their compliance with AEIFRS.

The major implication of compliance with AEIFRS is the way in which certain assets and liabilities are measured in both the general government sector and public trading enterprise (“PTE”) sector, as well as their implications for certain operating statement items. A major example of this is the increase in the unfunded superannuation liability as a result of a lower discount rate being used in its valuation. The higher liability also impacts on the superannuation expense item in the operating statement. See “New South Wales Government Finances — Recent Fiscal Outcomes — Net Financial Liabilities” for more information. As such, there is a series break between the 2004-05 fiscal year and prior fiscal years, which were prepared according to previous Australian Generally Accepted Accounting Principles (“Previous AGAAP”), and the 2005-06 and subsequent fiscal years.

Furthermore, financial reporting of the general government sector complies with the accrual based accounting and reporting principles of AASB 1049 Whole of Government and General Government Sector Financial Reporting. This standard will be applied for the first time to the 2008-09 fiscal year and harmonizes the reporting principles of AAS and Government Finance Statistics. The financial statements of prior reporting periods have been restated to AASB 1049 principles on a best endeavors basis to ensure that performance trends can be assessed on a comparable basis. The series break due to the adoption of AEIFRS continues to apply.

Pursuant to the Public Finance and Audit Act 1983 of New South Wales, the Auditor-General of New South Wales has audited the financial statements included elsewhere in this report of the Corporation and the NSW Total State Sector Accounts, in each case, for the years ended June 30, 2007 and June 30, 2008. The financial statements of the Corporation and the NSW Total State Sector Accounts for the year ended June 30, 2009 have not yet been published by the Corporation or NSW. In respect of the financial statements of the Corporation for the years ended June 30, 2007 and June 30, 2008, the Auditor-General issued unmodified independent audit reports. In respect of the NSW Total State Sector Accounts for the years ended June 30, 2007 and June 30, 2008, the Auditor-General issued qualified independent audit reports. Those reports were qualified because the Auditor-General was unable to obtain all information required to form an opinion on the value of Crown Reserves that should be recorded as land, as the State of New South Wales has not yet completed its project of identifying and valuing such land. There are over 33,000 Crown Reserves in New South Wales and the project involves the formal identification of more than 90,000 parcels of land. In 2007-08, over 27,000 parcels were formally identified and converted to NSW’s Integrated Titling System. The identification and conversion work is expected to be completed by the end of 2009 and the classification of the properties into categories to facilitate future valuations is expected to be completed by June 2010. Based on a preliminary assessment, the total value of the Crown Reserves is estimated to be between A$1 billion and A$7 billion, although it is possible the total value may come to be outside this range. The value of the Crown Reserves, however, is not currently recognized in the NSW Total State Sector Accounts. Accordingly, the effect of the exclusion of the value of these Crown Reserves from the NSW Total State Sector Accounts is likely to be an understatement of the assets of NSW. For further details, see note (1) — “Principles of Consolidation” to the NSW Total State Sector Accounts for the years ended June 30, 2007 and June 30, 2008.

Statistical information reported herein has been derived from official publications of, and information supplied by, a number of departments and agencies of the State of New South Wales, including its Treasury, and the Commonwealth of Australia, the Reserve Bank of Australia (the “RBA”) and the Australian Bureau of Statistics (“ABS”). Some statistical information has also been derived from information publicly made available by the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (“OECD”). Similar statistics may be obtainable from other sources, but the underlying assumptions, methodology and, consequently, the resulting data may vary from source to source. In addition, statistics and data published by a department or agency of New South Wales or the Commonwealth of Australia may differ from similar statistics and data produced by other departments or agencies due to differing underlying assumptions or methodology. Certain historical statistical information contained herein is based on estimates that the Corporation and/or NSW, including its departments or agencies, believe to be based on reasonable assumptions. The official financial and economic statistics of New South Wales and the Commonwealth of Australia are subject to review as part of a regular confirmation process. Accordingly, financial and economic information may be subsequently adjusted or revised. While neither the Corporation nor NSW currently expects any such revisions to be material, no assurance can be given that material changes will not be made.

Except where otherwise specified herein, the most recent economic and statistical information reported herein provided by departments and agencies of the State of New South Wales, including its Treasury, is from New South Wales Treasury’s 2009-10 Budget, released on June 16, 2009.

Statistical information contained herein relating to the number of persons employed in a given industry for any four quarters has been derived from ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, by taking the average of the number of persons employed over the four quarters ending in the reference quarter. This averaging has been done to account for data volatility between the individual quarters. This volatility has increased as a result of a change in sampling methodology by the ABS. In April 2008, the ABS announced they would be reducing the sample size of the labor force survey, thereby increasing the volatility of the estimates, although the ABS has stated their belief that the survey will remain representative of the Australian labor market. In May 2009, the ABS announced the survey sample size will be progressively reinstated to previous levels between July 2009 and December 2009. The December 2009 estimates, due in January 2010, will be the first published estimates based on the fully reinstated sample.

The ABS has also begun the process of reclassifying industry data according to the Australia and New Zealand Standard Industrial Classification 2006 (“ANZSIC 2006”) from ANZSIC 1993. This has had the effect of introducing new industries while also disaggregating others (e.g. Property and Business Services is now broken down into “Rental, Hiring and Real Estate”, “Professional, Scientific and Technical” and “Administrative and Support Services”). Due to the fact that the process is ongoing, industry employment data is now presented in the ANZSIC 2006 format, but industry output data is still presented in the ANZSIC 1993 format. For consistency purposes, NSW Treasury has recast industry employment data provided by ABS in the ANZSIC 2006 format into the ANZSIC 1993 format on a best endeavors basis. As such, industry employment numbers in this report may not fully correspond to those published in ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly.

Any discrepancies between totals and sums of components in this Report are due to rounding.

CERTAIN TERMS AND CONVENTIONS

In this report, references to “A$” or “$” are to Australian dollars and references to “U.S. dollars” or “US$” are to United States dollars. See “Currency of Presentation and Exchange Rates” for information regarding the rates of conversion of Australian dollars into U.S. dollars for subsequent periods.

In this report, references to “€” are to the single European currency adopted by certain participating Member States of the European Union as of January 1, 1999 and references to “JPY” are to Japanese yen.

Except as otherwise required by the context, references in this Report to the “Corporation,” “we,” “us” or “our” are to New South Wales Treasury Corporation, and references to the “NSW” are to The Crown in Right of New South Wales.

NEW SOUTH WALES TREASURY CORPORATION

New South Wales Treasury Corporation (the “Corporation”) was established in June 1983 under the provisions of the Treasury Corporation Act 1983 of New South Wales (the “TCA”). The TCA states the objects and purposes of the Corporation. The Corporation is the central financing agency for the New South Wales Government and for all public authorities within the provisions of the Public Authorities (Financial Arrangements) Act 1987 of New South Wales (the “PAFA Act”). These are predominantly semi-government authorities involved in productive activities including electricity generation, water supply, rail and road transport and highway construction. Local government authorities may borrow through the Corporation if they so desire.

The Corporation is empowered to enter into all forms of financial accommodation and funds borrowed by the Corporation are lent to the relevant public authorities or the Government. Under regulations adopted under the PAFA Act, any financial accommodation provided by the Corporation to any public authority of New South Wales is guaranteed by NSW pursuant to Section 22A(1) of the PAFA Act. Funds raised by the Corporation are invested by it pending advances to such borrowers. The Corporation also provides liability and asset management services for authorities and the Government.

Investors in the securities of the Corporation issued in respect of borrowings obtained by the Corporation are provided, under the provisions of the PAFA Act, with security by way of a charge on the income and revenue of the Corporation. All funds lent by the Corporation to public authorities are in turn secured on the income and revenue of those authorities.

Securities issued by the Corporation issued in respect of borrowings obtained by the Corporation are guaranteed by The Crown in Right of New South Wales under the PAFA Act. NSW’s guarantee for the borrowings of the Corporation is payable from the fund formed under Part 5 of the Constitution Act of 1902 of New South Wales constituting all public moneys collected, received or held by any person for or on behalf of the State of New South Wales (the “Consolidated Fund”) without the need for further legislative approvals.

The Corporation is not subject to any direct federal income taxes in the Commonwealth of Australia or New South Wales State taxes. The Corporation is subject to the Commonwealth Goods and Services Tax which commenced on July 1, 2000.

The Corporation is not regulated by the Australian Prudential Regulation Authority (the “APRA”) or the Australian Securities and Investments Commission, which regulate most Australian financial markets operators. The Corporation’s activities are reviewed and monitored by a number of external entities, including the Treasurer of New South Wales, the New South Wales Treasury and the Auditor-General of New South Wales. The Corporation is committed to governance matters by working with its Board of Directors and an external professional accounting firm to continually develop its internal governance awareness in line with recent industry pronouncements.

The board policies of the Corporation are determined by its Board of Directors. The operations of the Corporation are managed by the Chief Executive in accordance with such policies and directions as may be given by the Board. Anything undertaken in the name of or on behalf of the Corporation by the Chief Executive, or with his authority, is taken to have been performed by the Corporation. The Corporation is subject to the control and direction of the Treasurer of New South Wales.

The principal office of the Corporation is at Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia and its telephone number is (612) 9325-9325.

Board members

The present Board Members of the Corporation are as follows:

•	Michael Schur MSc(Econ), MCom (Econ) — Chairperson of the Board; also Secretary of New South Wales Treasury, Deputy Secretary, New South Wales Treasury, Office of Infrastructure Management (5 years). World Bank advising on infrastructure reforms (5 years).

•	Kevin Cosgriff MA, BSc (Hons) — Deputy Chairperson of the Board; member of Human Resources Committee; also Deputy Secretary, Fiscal and Economic New South Wales Treasury. Previously involved in microeconomic and macroeconomic policy for United Kingdom Treasury and New Zealand Treasury.

•	Cristina Cifuentes BEc, LLB (Hons) — Non-executive director, member of Audit Committee. Economics and investment management for 25 years. Director, FSS Trustee Corporation.

•	Michael Cole BEc, MEc, FFin — Non-executive director, Chairperson of Human Resources Committee. Banking and investment management for 36 years. Chairman, Platinum Asset Management Limited; Chairman, IMB Limited; Chairman, Indemnified Loans Committee; Chairman and Director, Ironbark Capital Limited; Director, State Super Financial Services Australia Limited; Director OneVue Limited; Director, Challenger Listed Investments Limited.

•	Bruce Hogan AM, BEc (Hons), FAICD — Non-executive director, Chairperson of Audit Committee. Finance and industry for 38 years. Director and Chair, State Super Financial Services Australia Limited; Director, Snowy Hydro Limited; Director, Hogan & Company Pty Limited; former Joint Managing Director, Bankers Trust Australia.

•	Stephen Knight BA, FAICD — Chief Executive of the Corporation. Banking and public sector, financial management for 28 years. Director, Australian Financial Markets Association.

•	Hon. Andrew J. Rogers QC, LLB (Hons), DUniv — Non-executive director, member of Audit Committee. Barrister and Queens Counsel for 23 years; Judge then Chief Judge of the Supreme Court of New South Wales for 13 years; Commercial Arbitrator and Mediator; Director, EnDispute Pty Limited; Chairman, Capital Markets CRC Limited; Probity Advisor to Leighton Holdings Limited and its operating subsidiaries.

•	Hon. Alan Stockdale BA, LLB — Non-executive director, member of Human Resources Committee. Barrister for 12 years. Member of Victorian Parliament for 15 years. Former Treasurer of Victoria and Minister for Information Technology and Multimedia. Former Executive Director, Macquarie Bank Limited; Chairman, Senetas Corporation Limited; Chairman, Medical Research Commercialization Fund Pty Ltd; Federal President, Liberal Party of Australia.

Each Board Member’s business address is Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia.

Directors must monitor and disclose any actual or potential conflicts of interest as these arise. The TCA requires any director who has a pecuniary interest in a matter being considered or to be considered by the Board to declare the nature of the interest. These declared interests are recorded in a publicly available register. Unless the NSW Treasurer determines otherwise, the director is required not to attend at the Board meeting or to take part in decisions about matters relating to declared pecuniary interests. Certain of the members of the Corporation’s Board are also directors of other New South Wales Government entities which are also clients of the Corporation.

Audit Committee

The Corporation’s Audit Committee is an advisory body to the Corporation’s Board of Directors on issues relating to internal and external audit, financial reporting and other accountabilities. The objectives of the Audit Committee are determined by the Board of Directors and codified in a charter.

The Audit Committee’s primary responsibilities are to:

•	provide an avenue for communication between internal and external auditors, management and the Board of Directors of the Corporation;

•	report to the Board on whether the frameworks used by the management for risk management, legal and regulatory compliance and internal controls are adequate and suitable for the needs of the business;

•	report to the Board on whether the annual financial statements to be presented to the external auditors have been prepared with care, to ensure that all relevant information is disclosed and that the appropriate accounting policies have been applied; and

•	report to the Board on the implications of any significant changes in accounting policies.

The present members of the Audit Committee of the Corporation are Cristina Cifuentes, Bruce Hogan and the Hon. Andrew J. Rogers.

Subsidiaries

The Corporation owns all of the issued share capital in TCorp Nominees Pty Limited (“TCorp Nominees”), a company incorporated in the State of New South Wales. TCorp Nominees’ directors are Stephen Knight, Chief Executive of the Corporation, Scott Mannix, General Manager, Legal & Strategy of the Corporation and Paul Smith, General Manager, Finance and Administration of the Corporation.

The principal activity of TCorp Nominees consists of participating in financial transactions in conjunction with the Corporation. Substantial transactions between the Corporation and TCorp Nominees during the year ended June 30, 2008 consisted of TCorp Nominees acting as security trustee in connection with a financing provided by the Corporation. On a consolidated basis, TCorp Nominees provides no additional assets or liabilities to the Corporation’s balance sheet.

Financial information

As at June 30, 2009, the Corporation had approximately A$49.020 billion in assets and approximately A$48.945 billion in liabilities compared to A$37.053 billion in assets and A$37.010 billion in liabilities at June 30, 2008. At the date of this report, the June 30, 2009 figures have not been audited.

TCorp’s risk management strategy

The Corporation’s risk management strategy is established by its Board of Directors and aims to identify and manage the risks associated with the Corporation’s business. The risk management strategy documents the process for ensuring the effective management of risk through a system of governance frameworks, internal controls, operational procedures and external review.

As part of the Corporation’s governance framework, the Audit Committee acts as an advisory body to the Corporation’s Board on issues relating to internal and external audits, risk management and financial reporting.

The Corporation operates under self-imposed capital requirements based on prudential statements published by Australia’s prudential regulator, APRA. Within these Corporation specific capital constraints, the Corporation manages market, credit and operational risks to ensure that the level of capital is sufficient to cover the financial risks incurred in the Corporation’s daily business.

Market risk

The Corporation uses a Value-at-Risk model based on historical data simulation to assess capital requirements arising from market risk. The model captures the potential for loss of earnings or changes in the value of the Corporation’s assets and liabilities arising from movements in interest rates and key credit spreads and from fluctuations in the prices of bonds or other financial instruments.

Credit risk

In conducting its business, the Corporation invests in investment grade financial assets issued by parties external to the whole of the New South Wales Government grouping. Credit exposures are monitored daily against Board approved limits.

Operational risk

Operational risk can arise from events such as settlement errors, system failures, procedural breakdowns and external factors. The Corporation reviews all possible risks of this nature, assesses the mitigating factors and controls and evaluates the residual risks. High risks are managed by improving procedures and process flows, ensuring segregation of duties, insurance cover, allocation of capital to cover operational risks and business continuity plans.

External independent auditor

The Corporation is audited annually by the Audit Office of New South Wales, which reports directly to the New South Wales Parliament. The Corporation engages external organizations to undertake its internal audit functions (currently Deloitte Touche Tohmatsu). The internal auditors perform audit tasks according to an audit plan agreed with the Audit Committee and report findings directly to the Audit Committee.

THE STATE OF NEW SOUTH WALES

General

The State of New South Wales (the “State”, “New South Wales” or “NSW”) is Australia’s largest state by population, with approximately 7.1 million people, or about 33%, of Australia’s total population as at March 31, 2009 (latest available). The majority of NSW’s population, approximately 4.4 million people, is concentrated in the Sydney metropolitan area. Other significant regional centers include Newcastle (531,191) and Wollongong (284,169) 1.

QUEENSLAND
SOUTH AUSTRALIA
VICTORIA
Tweed Heads
Lismore
Grafton
Glen Innes
Armidale
Coffs Harbour
Moree
Walgett
Bourke
Cobar
Nyngan
Dubbo
Broken Hill
Tamworth
Port Macquarie
Taree
Maitland
NEWCASTLE
Gosford
SYDNEY
WOLLONGONG
Orange
Bathurst
Lithgow
Katoomba
Cowra
Young
Griffith
Hay
Narrandera
Wagga Wagga
Yass
Goulburn
CANBERRA
ACT
Deniliquin
Albury
Cooma
Bega
Eden
GREAT DIVIDING RANGE
SOUTH PACIFIC OCEAN
Tasman Sea
0 100 200 300
Kilometres
www.lands.nsw.gov.au
Department of Lands
© NSW DEPARTMENT OF LANDS 2009

1 Populations for Sydney, Newcastle and Wollongong are as at June 30, 2008 (latest available)

NSW has the largest and most diversified economy of all the Australian States. In 2007-08 (the latest fiscal year for which data is available), NSW made up 31.8% of the national economy in terms of output, significantly more than the next two largest States of Victoria (23.7%) and Queensland (18.9%). In terms of output share (defined as an industry’s share of Total State Gross Value Added (“GVA”)), the dominant industries in the NSW economy are Property and Business Services, Finance and Insurance Services and Manufacturing. Furthermore, Sydney is well-known and regarded as a major financial hub within the Asia-Pacific region and globally.

The State has a large, skilled and multi-lingual workforce. At May 31, 2008 (latest available), approximately 56.0% of NSW’s working age population held tertiary qualifications — higher than the national average of 53.9%. This included over 1.4 million people with vocational qualifications2.

Government of NSW

NSW forms a part of the federation known as the “Commonwealth of Australia”, with the Australian Constitution providing for a division of responsibilities between the State and federal levels of government. The Australian Government is responsible for issues of national interest, such as foreign policy, defense, currency and banking. It is also primarily responsible for overall economic management through fiscal policy, monetary policy and exchange rate management. The Australian Government has the exclusive power to impose customs and excise duties, and exercises the power concurrently with the States to levy other forms of taxation.

NSW retains autonomy and control over those areas for which it is constitutionally responsible. These include health, education, transport networks (including roads, rail and ports), public order and safety and business regulation. As such, the focus of the NSW Government is on the allocative and productive efficiency of service delivery, regulatory policy and taxation.

The NSW Parliament is the oldest parliament in Australia, being first established in 1856. It consists of two chambers, the Legislative Assembly and the Legislative Council. The leader of the Government (the “Premier”) must come from the Legislative Assembly, although Ministers may come from either chamber.

Currently the party holding Government is the Australian Labor Party, which first came to office in March 1995. The current Premier of NSW is the Honorable Nathan Rees, who was sworn in as Premier in September 2008.

The executive power of the State is formally exercised by the Governor of New South Wales (the “Governor”), who represents the Crown. This power is exercised on the advice of and through the Ministers, who are responsible to the Parliament. The Governor and Ministers form the Executive Council, which is the supreme executive authority in NSW and the formal, official arm of the Government. The Executive Council gives legal authority to proclamations, regulations, appointments to the public service, judiciary, and other public positions (such as officers of the Parliament), and commissions for officers of the police force.

In practice, the executive power of the State is exercised by the “Cabinet” or “Ministry” (which in New South Wales, consists of all Ministers, including the Premier) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The decisions made by Ministers, either individually or together (in Cabinet) provide policy and direction for Government. Each Minister has one or more Government departments or agencies for which he or she is in charge and responsible to the Parliament. They also have a number of laws which they and their departments administer and must work within.

Ministers are responsible for the effectiveness and efficiency of the agencies within their portfolio. These agencies are staffed by career public servants and are headed by appointed “permanent heads”. The Minister, working together with their agency, implements and develops Government policy and new legislation and also ensures agencies meet their goals and purposes within their allocated budgets.

The authority of the NSW Parliament is needed for the raising of all State revenues and for all State expenditures. The State’s accounts (including the financial statements of the Corporation) are audited on an annual

2 Source: Australian Bureau of Statistics, Education and Work, Australia, May 2008, (ABS 6227.0.)

basis by the NSW Auditor-General, who reports annually to the NSW Parliament on each year’s financial operations.

NSW’s judicial system is made up of three tiers — the Local Court, the District Court and the Supreme Court, which is the highest tier. There are other tribunals and courts in NSW that deal with special categories of disputes, such as industrial relations, land and environment matters and administrative decisions, among others. The primary role of a State court is to deal with State law, although the Supreme Court is also able to hear appeals for both civil and criminal matters. In NSW, the judiciary is appointed by the Governor, acting upon the advice of the Executive Council.

A number of separate entities have been established in NSW under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “Public Enterprises”.

Public enterprises are generally commercially focused entities and include public trading enterprises (“PTEs”) and public financial enterprises (“PFEs”). They operate under the NSW Government’s Commercial Policy Framework, which aims to replicate disciplines and incentives that lead private sector businesses towards efficient commercial practices. The commercial agencies in this sector generally pay dividends and tax equivalent payments to the general government sector, in accordance with normal commercial principles.

Some PTEs address important social objectives and provide services to client groups on a subsidized basis. These include Rail Corporation New South Wales and the Department of Housing, which receive substantial grants from the general government sector to provide these services.

Local Government is the third tier of government in Australia (the other two being federal and State). In NSW local government is constituted under State law, but is largely independent of State Government. To a large extent local governments are responsible for raising and managing their own revenues. Major sources of income include annual rates and charges and, to a lesser extent, federal grants and borrowings.

The NSW Government’s responsibility for local government funding is limited to the following areas:

•	Setting and overseeing the rate pegging system — this system determines the amount by which local governments can raise their rates from one year to the next;

•	Administering the system of special rate variations in cases where local governments want to raise rates by more than the peg;

•	Distributing federal grants to local governments through the State Grants Commission; and

•	Overseeing local government borrowings to ensure prudent levels of borrowing are undertaken.

In the 2009-10 Budget, the NSW Government announced the Local Infrastructure Fund, a temporary measure providing A$200 million in interest free loans to local governments for infrastructure projects that local governments are unable to undertake due to funding constraints. Approved projects must commence during the 2009-10 year and be completed within 18 months. Local Governments alone will be responsible for any ongoing costs and the management of the approved projects.

The Corporation does not borrow on behalf of local governments, as they borrow in their own right. Also, while the NSW Government monitors local government borrowings, it is not legally obliged to intervene should a local government be in default.

The following depicts the structure of the Total State Sector:

ECONOMIC OUTLOOK

New South Wales is linked to the global economy through both financial and trade channels. Thus it continues to be affected by the current global economic downturn.

Indicators suggest that the global economy worsened sharply in the December quarter 2008 and the March quarter 2009. In its April 2009 World Economic Outlook (released April 22, 2009), the International Monetary Fund (“IMF”) estimated that global Gross Domestic Product (“GDP”) fell at an annualized rate of 6.25% in the December quarter 2008 and by a similar amount in the March quarter 2009. Japan’s GDP fell at annualized rates of 12.8% and 12.4% in the December 2008 and March 2009 quarters respectively, before recovering to annualized growth of 2.3% in the June quarter 2009. Contraction in the US economy worsened from an annualized rate of 5.4% in the December quarter 2008 to a 6.4% annualized rate in the March quarter 2009. In the June quarter 2009 US GDP fell at an annualized rate of 1.0%. China’s GDP slowed steadily throughout 2008 and into 2009, from 10.6% annual growth in the first quarter of 2008 to 6.1% annual growth in the first quarter of 2009. In the second quarter of 2009, the Chinese economy grew by 7.1% on a year ago in real terms, as the large stimulus enacted by the Chinese Government appears to be taking hold. These movements are significant as these economies constitute NSW’s top trading partners.

It is expected that the global economy will remain subdued in 2009 before recovering modestly in 2010. In its October 2009 World Economic Outlook, the IMF forecast global GDP to contract by 1.1% in 2009 (compared to its forecast for 2009 GDP contraction of 1.4%, provided in its July 2009 World Economic Outlook Update) before growing by about 3.1% in 2010 (compared to its forecast for 2010 GDP growth of 2.5%, provided in its July 2009 World Economic Outlook Update). On June 22, 2009 the World Bank released its Global Development Finance report which forecast a 1.7% contraction in 2009 followed by growth of 2.8% in 20103. Similarly, the OECD’s Economic Outlook (released June 24, 2009) forecasts world growth to decline by 2.2% in 2009 before growing by 2.3% in 20104. Although expectations are for the global economy to grow in 2010, growth will be significantly below the growth rates of around 4.5% per annum experienced in recent years.

There are a number of negative risks associated with the global outlook for 2010, namely:

•	continued weakness in the financial economy leading to further weakness in the real economy if credit market issues are not resolved;

•	continued high rates of unemployment leading to slower consumption growth;

•	the deteriorating fiscal position of a number of governments internationally. Given the significant levels of fiscal stimulus imparted already, if the crisis worsens or continues for longer than currently expected, governments will not be in as strong a fiscal position to provide further help to the economy. A continued deterioration in the economy will further pressure government revenues leading to higher borrowings. This may lead to some governments’ credit ratings being downgraded, leading to higher borrowing costs, while in some cases governments may have to default on their loans; and

•	investor concerns about public debt in some countries, reflected in higher bond yields, may deter private investment and delay recovery.

On the positive side, it appears that much of the fiscal and monetary stimulus being undertaken by governments and central banks around the world is beginning to take effect and should help support economic activity in the near term. Furthermore, a number of central banks have stated they will maintain an accommodative monetary policy stance until there are definite signs of recovery.

Recently there have been some tentative signs of economic stabilization, although sentiment remains fragile. By mid-September equity markets had risen significantly from their mid-March lows, as had commodity prices. In

3 The World Bank forecasts above are based on the ‘purchasing power parity’ measure of GDP, which is consistent with the IMF’s and OECD’s methodology. The World Bank’s headline GDP growth forecasts are based on market exchange rates, which forecast a contraction of 2.9% in 2009 and growth of 2.0% in 2010.
4 The OECD defines ‘world’ as the OECD member countries and Brazil, Russia, India and China — together covering 81% of total world GDP.

the US, non-farm payroll data shows that the rate of job shedding has been easing since February 2009; the Institute of Supply Managers index, an indicator of manufacturing activity, shows manufacturing activity has been improving, with the sector expanding in August 2009 for the first time since January 2008. Similarly, the Chinese Performance of Manufacturing Index showed that manufacturing activity has been improving since about November 2008 and has been expanding since April 2009. Nevertheless, the current consensus is that any recovery in the global economy will be subdued and tentative.

The outlook for Australia appears to be more positive than that for the rest of the world, with Australian economic indicators to date showing signs of resilience in the Australian economy. For instance, although GDP fell at an annualized rate of 2.8% in the December quarter 2008, it rose by annualized rates of 1.6% and 2.5% in the March and June quarters of 2009 respectively. Although in its 2009-10 Budget (released May 12, 2009), the Australian Government expected Australian economic growth in 2008-09 to be flat, it actually rose 0.6%. In the 2009-10 Budget, the Australian Government expects the Australian economy to contract by 0.5% in 2009-10 and followed by growth of 2.25% in 2010-11. The unemployment rate was expected to peak at 8.5% in the June quarter 2011 compared to the average of 5.7% in the three months to June 2009. In a speech made in late September 2009, the Commonwealth Treasury secretary noted that he believed the outlook for Australian economic growth was now more optimistic and that he expected the unemployment rate would peak at less than 8.5%.

The Australian Government announced stimulus packages in October 2008 and February 2009, worth a combined A$52.4 billion with a further A$22 billion infrastructure spending package announced in the 2009-10 Budget. Furthermore, the Reserve Bank of Australia (“RBA”) has cut interest rates from 7.25% in August 2008 to 3.00% in June 2009. In the medium term, lower interest rates and tax bonuses5 are expected to boost household consumption while infrastructure projects announced in February 2009 and the 2009-10 Budget should boost investment in housing, education, health, transport, communications and environmental technologies.

To date, Australian and NSW exports have held up reasonably well despite the slower global economic conditions. Australian goods and services exports rose in both the March and June quarters 2009 following a contraction in the December quarter 2008. Also, NSW goods exports rose in two of the three quarters between the December quarter 2008 and the June quarter 2009. This result is mainly due to continuing raw materials demand from China resulting from the fiscal stimulus measures enacted there, along with stockpiling by some importers.

A fall in the value of the Australian dollar relative to other global currencies was expected to make Australian export and import industries more competitive. However, the value of the Australian dollar has largely recovered in recent months. As of September 23, 2009, the Australian dollar had appreciated by 29.0% from its February 2, 2009 low in trade weighted terms, (i.e. compared to the weighted average of Australia’s major trading partners’ currencies). Looking ahead, a stronger Australian dollar, combined with subdued global economic activity, might lead to reduced export demand in terms of both volume and value.

Since the release of the 2008-09 Budget in June 2008 the outlook for the NSW economy has been revised downward. This change in outlook is reflected in the latest forecasts contained in the NSW 2009-10 Budget (released on June 16, 2009). The latest forecasts are for economic growth in 2008-09 of 0.25% (compared to the 2.0% growth forecast of the 2008-09 Budget) and a contraction of 0.5% in 2009-10. Employment is expected to fall by 1.75% in 2009-10 and rise by only 0.25% in 2010-11. Consequently, the unemployment rate is forecast to rise from an average 5.6% in the 12 months to June 2009 to an average 7.75% in 2009-10 and 8.5% in 2010-11. State Final Demand, a more timely measure of economic activity, as it is released quarterly, is expected to contract by 1.0% in 2009-10 compared to 4.6% growth in 2007-08 and 1.8% growth in 2008-09.

A survey of private sector capital spending intentions released in February 2009 (latest available) indicated that for the 2009-10 year, private firms in NSW intend to scale back their capital expenditure plans by 10.6%. This compares to a 0.6% rise for private firms Australia-wide6.

5 These include the Tax Bonus for Working Australians; the Single-Income Family Bonus, the Farmer’s Hardship Bonus, the Training and Learning Bonus, and the Back to School Bonus.
6 ABS 5625.0, Private New Capital Expenditure and Expected Expenditure, December quarter 2008.

While the current outlook for NSW is for weaker outcomes, a number of factors should help support the NSW economy in the medium term. Infrastructure spending by the NSW Government is expected to total A$18.0 billion in 2009-10 (including spending announced by the Australian Government), providing support to the construction industry. NSW is also benefiting from RBA interest rate cuts. Interest rate cuts are proving to be especially beneficial given the higher levels of household debt in NSW compared to the other States and Territories and because a large majority of mortgages in Australia are floating rate rather than fixed rate. Furthermore, housing initiatives announced in late 2008 and in the 2009-10 NSW Budget are expected to help boost NSW’s housing market.

The softer economic environment is affecting NSW revenues. Reduced household income through lower employment and fewer hours worked has affected household spending (which impacts on GST revenue), though the effects have been reduced through fiscal stimulus payments, lower interest rates and lower fuel prices. Similarly, softer employment growth has affected payroll tax receipts. While activity in the housing sector appears to be improving, it is predominantly in the First Home Buyer and newly constructed segments, which benefit from concessions to purchaser transfer duties. As such, purchaser transfer duties have not been greatly affected. Slower global growth will affect demand for NSW coal exports which in turn will impact on coal royalties. See “New South Wales Government Finances — Structural and Cyclical Budget Impacts” for more detail.

The above impacts on revenues are cyclical and are expected to reverse as conditions improve. Structural impacts include such things as wage rises for public servants, which then become embedded in expenses and so are permanent in nature. The NSW Government’s wages policy is designed to mitigate the effects of such increases to expenses. See “New South Wales Economy — Wages Policy and Industrial Relations” for more detail.

Factors Affecting the Economic Outlook

There are a number of factors, both positive and negative, that can affect the outlook described above. For instance, it is possible that the contraction in the global economy could be longer and deeper than currently expected, although currently the risks around this possibility appear to be diminishing.

Another factor is the continued impaired performance of credit and equity markets. While their performance has improved in recent months, a sustained period of normality is needed to restore consumer and business confidence. Economic activity may be affected to the extent that the improvement in these markets takes longer than expected.

Currently normal weather conditions are assumed for fiscal 2009-10, which should lead to improved outcomes for the agricultural sector. Nevertheless, the majority of NSW remains in drought. Given the flow on effects from agriculture to other parts of the economy, changes in agriculture can impact significantly on the rest of the NSW economy.

Australian consumer confidence surveys since June 2009 suggest consumer confidence is improving, which may translate into increased household consumption going forward. Nevertheless, slower household income growth and potential negative impacts on confidence from still rising unemployment may lead to lower household consumption, higher saving, and slower economic growth than might otherwise be the case.

Given the large and coordinated response by governments and central banks across the world, it is also possible that global economic activity may recover sooner and at a greater rate than currently expected.

NEW SOUTH WALES ECONOMY

Introduction

New South Wales has the largest economy of all the Australian states both in terms of output and employment. In 2007-08 (the latest year for which data is available), the size of the NSW economy in real terms (i.e., adjusted for the effects of inflation) was $345.3 billion, making up approximately 32% of the Australian economy.

NSW is a mature, services-oriented economy that is also the most diversified economy of all the Australian States in terms of the variety of industries. In terms of output, Property & Business Services and Finance & Insurance are the largest industries in NSW, together making up almost one quarter of the NSW economy. Sydney (NSW’s capital) as Australia’s finance and business capital, leads the other States in terms of the total output of these and other related industries such as information technology, legal services, accounting and marketing.

In 2007-08, NSW’s share of the Australian Property and Business Services sector, which includes real estate, legal, accounting, management consulting and other similar services, was 37.1% while for the NSW Finance and Insurance sector, which includes financial asset trading, pension scheme management, retail banking, and other like services, NSW’s share was 43.6% of national finance and insurance sector output.

The NSW economy has not grown as quickly as the economies of some other Australian States in the last few years, mainly due to the fact that NSW’s exposure to the resources boom of recent years has been more limited. At the same time, a relatively high currency exchange rate has impacted on the competitiveness of NSW’s export and import competing industries.

Nevertheless, the NSW economy has grown for 16 consecutive fiscal years, averaging 3.2% growth per annum in Gross State Product (“GSP”) between 1992-93 (the first year of positive growth following the early 1990s recession) and 2007-08. During 2007-08, GSP in NSW grew by 2.8% while the NSW unemployment rate averaged 4.6%. The last time NSW experienced an unemployment rate this low was mid-1981. NSW’s unemployment rate for 2007-08 was consistent with the national average unemployment rate of 4.2%. As at June 2009, the NSW unemployment rate stood at 6.5% compared to a national rate of 5.8%. This increase in the unemployment rate can be attributed to the economic slowdown brought on by the ongoing effects of the global financial crisis and economic downturn. As the bulk of Australia’s finance and business industry is located in Sydney, NSW has been disproportionately affected when compared to other Australian states, whose economies are not as finance industry-oriented.

Recent NSW Economic Performance

Over the last few years the NSW economy has grown relatively slower than other States and the Australian national average. There have been a number of factors contributing to this outcome:

•	The NSW economy experienced an almost seven-year long housing boom from 1996 to 2003 during which house prices consistently rose faster than average weekly earnings. As housing became less affordable, more people migrated to other Australian States, particularly Queensland;

•	As the NSW housing boom waned in late 2003, a resources boom ensued driven by international demand for minerals and other resources. Apart from coal, NSW had relatively little exposure to these resources. Principal beneficiaries of the boom were Queensland and Western Australia;

•	The resources boom resulted in an appreciation of the Australian dollar exchange rate relative to other major trading currencies, adversely affecting the international competitiveness of the NSW manufacturing and tourism industries;

•	The combination of higher home mortgages (due to higher house prices) and (until late 2008) the tight monetary policy by the RBA resulted in constrained consumption by NSW households; and

•	NSW has also been more affected by drought, which has been ongoing intermittently since 2002-03, than other States. This has had an adverse impact on agricultural exports, especially wheat.

Currently the NSW economy, like all other major economies, is being adversely impacted by the global financial and economic downturn. NSW’s exposure to the global financial crisis is relatively greater than that of the other Australian States as a greater proportion of the NSW economy is comprised of the Property & Business Services and Finance and Insurance industries. The 2009-10 Budget (released June 16, 2009) estimates that in 2008-09 (compared to 2007-08), annual real GSP growth will slow from 2.8% to 0.25%; employment growth will ease from 2.4% to no growth; and the unemployment rate will rise from an average 4.6% to an average 5.75%. These latest estimates for 2008-09 represent significant downward revisions compared to first estimates released in the 2008-09 Budget.

While the risks to the NSW economy suggest that economic activity will continue to slow in the short term, there are a number of factors which are expected to support the economy, and assist NSW with preparing for a possible recovery during 2010-11, including the following:

•	The impact of RBA interest rate cuts are expected to benefit existing and potential home mortgage holders relatively quickly. In contrast to the United States, the large majority of mortgages in Australia are floating rate rather than fixed rate. As a result, Australian monetary policy has historically been more effective in its impact on the housing sector than US monetary policy. Given that the average balance of mortgages to overall consumer wealth in NSW is greater than the national average, NSW would be expected to benefit the most from interest rate reductions.

•	In addition to the stimulus packages announced in October 2008 and February 2009, the Australian Government announced a further infrastructure spending package in its 2009-10 Budget (released May 12, 2009). This package includes various infrastructure initiatives in areas such as transport, communication, education, health and the environment. The majority of this package will be deployed in the 2009-10 and 2010-11 fiscal years.

•	The 7.5% increase in NSW total state capital expenditure (not including capital spending funded by the Australian Government) in 2009-10 is expected to provide support for NSW economic activity and jobs. The increase in the total net lending deficit, from A$4.7 billion in 2007-08 to an expected A$9.9 billion in 2009-10, represents a significant fiscal stimulus in NSW. The increase in the net lending deficit is primarily due to a rise in borrowings to fund NSW’s capital expenditure program.

•	Latest estimates from the Australian Bureau of Agricultural and Resource Economics (“ABARE”) for the 2008-09 crop year show a significant increase in winter crop production (up 141.3% on the 2007-08 year) although summer crop production is expected to be marginally lower (down 16.4% on 2007-08). These estimates suggest a strong rebound in farm production and rural exports from the drought-affected 2007-08 result. In its September Crop Report, however, ABARE estimates that the 2009-10 winter crop production will be 5.0% lower than 2008-09, while summer crop production is expected to be 10.5% lower than 2008-09. Both of these downward revisions are due to NSW cropping areas receiving lower than forecast rainfall.

The table below shows the performance of the various components of GSP over the last five fiscal years for NSW and Australia. Although GSP results for NSW are released only annually, results for most of the main aggregates (i.e. household and government consumption, and private business, dwelling and government investment) are released quarterly. While the table below shows outcomes as recorded in the annual release, where possible, the accompanying commentary refers to more recent data.

Annual percentage growth in main expenditure categories of NSW and Australian GSP

NSW & Australia GSP — Main Expenditure Aggregates(1)

	2003-04		2004-05		2005-06		2006-07		2007-08
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS

Household Final
Consumption Expenditure	4.1	5.4	2.9	4.4	1.6	2.6	3.9	4.1	3.1	3.7
Private Business Investment	13.3	12.4	17.1	12.6	8.0	15.9	(1.6)	6.7	17.1	15.1
Plant & Equipment	14.6	16.6	26.0	16.3	7.5	14.6	(2.3)	2.8	24.5	18.4
Non-residential Construction	10.1	3.3	7.6	8.4	10.0	20.9	(2.7)	11.5	7.2	10.8
Dwelling Investment	1.4	3.1	(5.7)	(0.8)	(11.8)	(4.3)	(7.2)	1.9	(2.6)	1.3
Public Final Demand(2)	3.4	4.6	3.5	4.6	2.2	3.7	2.1	4.1	2.5	4.0
State Final Demand	4.6	5.9	3.4	4.8	1.7	4.2	2.2	4.2	4.4	5.3
Goods & Services Exports	1.0	1.5	3.1	2.9	4.5	1.5	1.9	4.2	3.5	3.9
Goods & Services Imports	13.2	12.5	12.2	12.8	6.6	7.0	9.3	8.7	12.5	12.8
Gross State Product	2.1	4.0	1.7	2.8	2.0	3.0	1.9	3.3	2.8	3.7

(1)	Chain volume measures (Base year = 2006-07).

(2)	Includes both Government consumption and investment.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2007-08 (latest available).

Household Final Consumption Expenditure

Household spending growth eased from 2003-04 to 2005-06, as high average balances for home mortgages and high mortgage interest rates constrained household budgets. As employment growth accelerated from June 2006 to April 2008, household disposable income rose, leading to growth in household spending in 2006-07 and 2007-08.

In the June quarter 2009, NSW household consumption rose 0.7% compared to the March quarter 2009, to be 0.7% above June quarter 2008 levels. In annual growth terms, household consumption had been declining since the September quarter 2007, reflecting earlier interest rate tightening by the RBA, higher petrol (gasoline) prices weakening household spending power and the ongoing impact of the global financial crisis on consumer confidence. At the same time, job security concerns may have made households more cautious in their spending. However, quarterly growth in consumption has been improving since the September quarter 2008, reflecting the positive impact on consumer sentiment from lower interest rates, Australian Government cash handouts to households and better than expected economic outcomes.

Private Business Investment

Investment reached record levels in 2005-06 after having risen some 62% in the previous four fiscal years. Some easing was to be expected, particularly as some major infrastructure projects were completed during this time.

In real terms, Private Business Investment has grown by an average of 5.8% per year since 1989-90 (the earliest fiscal year for which data is available) and at an average annual rate of 8.5% since 1999-00. This strong growth was principally the result of increased investment activity following the 2000 Sydney Olympics, along with a number of government infrastructure projects that had been constructed as Public Private Partnerships.

Compared to the June quarter 2008, Private Business Investment in the June quarter 2009 was 1.2% lower. This is considerably lower than the 8.9% increase when comparing the June quarter 2008 to the June quarter 2007.

Tighter credit conditions, lower profits and existing slack in capacity utilization means that businesses are increasingly likely to put investment plans on hold during the 2009 calendar year.

Between 2002-03 and 2007-08, annual growth in machinery and equipment investment has averaged 17.2% per annum, compared to 8.0% per annum for non-residential construction. Non-residential construction contracted in 2006-07 due to the completion of a number of major public infrastructure projects the previous year, but rebounded again in 2007-08. Similarly, machinery and equipment investment growth had been easing from 2004-05 to 2006-07 as NSW economic conditions slowed. There was a rebound in 2007-08 as the NSW economy began to improve again. In the June quarter 2009 machinery and equipment investment declined 2.2% and non-dwelling construction was 4.0% lower, compared to the June quarter 2008.

Dwelling Investment

Dwelling investment contracted in 2007-08 by 2.6%, partly as a result of high interest rates adversely affecting housing demand over the last few fiscal years. This contraction has continued into 2008-09, with total dwelling investment (including alterations and additions) in the June quarter 2009 down 10.8% on the June quarter 2008.

Nevertheless, an improvement in future dwelling investment is expected to be assisted by relatively high population growth, low rental vacancy rates and, since September 30, 2008, cuts to interest rates. In October 2008, the Australian Government announced that the First Home Owner Grant would be increased from the previous A$7,000 to A$14,000. An additional A$7,000 would be given to first home buyers buying a newly built home. Originally these measures were to last until June 30, 2009 but they have since been extended to the end of 2009. Similarly, the NSW Government announced in November 2008 that it would provide A$3,000 to first home buyers buying a newly built home. This measure too has been extended to June 30, 2010 from an initial end date of November 10, 2009. Further support to dwelling investment is expected to come from the NSW Government’s Housing Construction Acceleration Plan, announced in the 2009-10 Budget.

It appears that the measures above are having an effect. In the three months to November 2008 (prior to the measures being announced) finance approvals in NSW for the buying and/or building of a new home fell 25.0% compared to the three months to November 2007. In the three months to July 2009 (latest available), housing finance approvals rose 58.0% compared to the three months to July 2008.

The First Home Owner Grant Scheme was first introduced in 2000 to help cushion the housing market from the impact of the introduction of the Goods and Services Tax by the Australian Government. The Scheme provides a grant to home buyers buying or building their first home. While the enhancements to the First Home Owner Grant seem to be providing a boost to the home building sector, prospective buyers’ heightened concerns about job security continue to present a downside risk to an improvement in dwelling investment.

Public Final Demand

In 2007-08, NSW Government spending and investment grew by an aggregate of 2.5% in real terms, improving on the outcomes of the previous two fiscal years which grew by an aggregate of 2.1% and 2.2%, respectively. Government consumption, which consists principally of providing services such as education and health, contributed 2.8% to public final demand in 2007-08.

On the other hand, public investment, which consists principally of building public schools, hospitals, roads, electricity transmission and distribution networks, detracted 0.3% from public final demand. The principal reasons for this were that poor weather conditions, variations in the scope and timing of projects and changes to material and labor costs meant that there was less spending on public investment than initially budgeted for.

In the June quarter 2009, public final demand was 4.1% higher than the June quarter 2008. This result was fairly evenly spread with government consumption contributing 2.0 percentage points and government investment contributing 2.1 percentage points.

Continued spending is expected in order to provide appropriate service levels. The Government has also budgeted for $62.9 billion in capital works in the years 2009-10 to 2012-13. This will provide social and economic infrastructure through projects such as a desalination plant for Sydney, additional buses and rail rolling stock and upgrading NSW’s electricity network. This investment includes the A$21.1 billion announced by the Australian Government in February 2009 (A$6.4 billion for housing and A$14.7 billion for schools) and the A$22.0 billion stimulus package announced in the 2009-10 Commonwealth Budget. The NSW Government will receive roughly one-third of the available February stimulus package funding and around 10.0% of the stimulus package announced in the 2009-10 Commonwealth Budget. All of these initiatives are expected to assist economic growth in NSW going forward.

State Final Demand

State Final Demand is the sum of public and private consumption and investment spending.

Given relatively lower outcomes in the above expenditure categories compared to the other States and Australia as a whole, NSW State Final Demand has also grown more slowly, even as in 2007-08 State Final Demand grew by 4.4%, compared to 4.5% for Victoria, 6.7% for Queensland, 1.9% for South Australia, 9.3% for Western Australia and 5.3% for Australia as a whole.

In NSW, as for Australia overall, Final Demand growth peaked in the December quarter 2007. In the June quarter 2009 compared to the June quarter 2008, Final Demand grew by 0.8%, compared to 0.7% growth for the whole of Australia. This is a rebound from the March quarter 2009 results of contractions of 0.3% and 1.1% for NSW and Australia respectively. The 2009-10 Budget estimates annual growth in NSW Final Demand for 2008-09 of 1.0%, compared to the 2008-09 Budget forecast of 2.5%. Latest data suggests that in 2008-09 NSW Final Demand increased by 1.8%, better than expected in the 2009-10 Budget. The 2009-10 Budget forecasts that NSW Final Demand will contract by 1.0% in 2009-10.

Net Exports

Net exports also detracted from overall growth in 2007-08, mainly due to a strong increase in imports. This rise reflected stronger economic growth both in NSW and nationally, as the majority of Australian imports come through NSW in the first instance. NSW exports have continued to grow despite the drought (which has affected NSW intermittently since 2002-03), a relatively small exposure to the resources boom and a higher exchange rate. Exports grew 3.5% in 2007-08, marking the fifth straight fiscal year of export growth. This growth was due principally to a rise in coal exports as a result of strong global economic conditions.

NSW merchandise exports were up 3.5% in the June quarter 2009 compared to the June quarter 2008; at the same time, NSW merchandise imports were 13.4% lower than a year ago. This decline in merchandise imports is a result of reduced domestic economic activity.

Main Economic Indicators — NSW and Australia

	2003-04		2004-05		2005-06		2006-07		2007-08
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS

Gross State Product (Year % growth, real) (1)	2.1	4.0	1.7	2.8	2.0	3.0	1.9	3.3	2.8	3.7
State Final Demand (Year % Growth, real) (1)	4.6	5.9	3.4	4.8	1.7	4.2	2.2	4.2	4.4	5.3
Employment (‘000)(2)	3,151.6	9,555.1	3,191.2	9,828.6	3,251.3	10,113.8	3,314.3	10,408.9	3,394.3	10,677.5
Employment (Year% Growth)(2)	1.0	1.7	1.2	2.9	2.0	2.9	2.0	2.9	2.4	2.6
Unemployment rate (%)(2)	5.5	5.6	5.2	5.2	5.2	5.0	5.0	4.5	4.6	4.2
Increase in consumer prices (%)(3)	2.2	2.4	2.5	2.4	3.0	3.2	2.7	2.9	3.0	3.4
AWE (ordinary time) ($, nominal)(4)	979.1	934.53	1,016.33	976.85	1,074.53	1,022.60	1,103.28	1,060.13	1,142.70	1,112.60
Population (Year % Growth)(5)	0.5	1.2	0.7	1.3	0.9	1.5	1.3	1.8	1.1	1.7

(1)	Source ABS 5220.0, Australian National Accounts: State Accounts, 2007-08.

(2)	Source: ABS 6202.0 Labour Force, Australia, June 2009, year average terms unless otherwise specified.

(3)	Source: ABS 6401.0 Consumer Price Index, Australia, March quarter 2009, in year average terms. The ABS publishes the CPI for capital cities only. Thus, the data for NSW relates to the CPI for Sydney and the data for Australia relates to the average of the CPI for the eight capitals of each of Australia’s states and territories.

(4)	Source: ABS 6302.0 Average Weekly Earnings, Australia, February quarter 2009. Calculated as the average of the four quarters ended May of each fiscal year.

(5)	Source: ABS 3101.0 Australian Demographic Statistics, September quarter 2008.

Employment

During 2008-09 total employment growth was flat compared to the previous fiscal year’s growth of 2.4%, reflecting slower economic activity. At June 30, 2009, the total number of persons employed was approximately 3.4 million, or 31.5% of the Australian total.

The NSW unemployment rate averaged 5.6% during 2008-09, compared to the national average of 4.9%. By the end of August 2009, the NSW unemployment rate had risen to 6.1% while the national rate increased to 5.8% due to the ongoing effects of the global financial crisis and economic slowdown. NSW’s exposure to the global financial crisis is relatively greater than that of the other States as a greater proportion of the NSW economy is comprised of the Property & Business Services and Finance and Insurance industries.

Number of Employed (in thousands) by Industry 2005 — 2009

	For the Twelve Months Ending August 31,
Industry(1),(2)	2005	2006	2007	2008	2009

Agriculture, Forestry & Fishing	91.3	97.9	98.7	89.5	90.3
Mining	20.8	20.2	24.3	26.8	31.9
Manufacturing	403.0	391.3	389.2	396.8	393.5
Electricity, Gas and Water	21.7	26.0	22.5	25.1	32.2
Construction	327.0	321.1	335.3	338.5	341.8
Wholesale Trade	130.5	136.9	137.7	131.1	133.2
Retail Trade	373.7	373.8	374.1	399.8	370.8
Accommodation, Cafes & Restaurants	235.0	229.0	234.9	242.4	237.3
Transport & Storage	154.8	154.1	158.0	174.2	171.2
Communication Services	66.8	66.7	73.6	67.2	62.1
Finance & Insurance	155.8	163.3	174.8	169.5	171.7
Property & Business Services	349.0	371.6	374.4	370.5	367.8
Government Administration & Defense	133.5	130.6	126.0	129.3	138.5
Education	213.2	238.0	232.9	243.4	239.8
Health & Community Services	315.7	327.4	347.8	363.8	364.3
Cultural & Recreational Services	79.2	77.7	76.6	80.0	88.1
Personal & Other Services	122.8	132.6	135.2	140.4	147.7
Ownership of Dwellings	—	—	—	—	—
Total	3,193.7	3,258.2	3,316.1	3,388.3	3,382.2

(1)	The ABS has converted industry employment data to the Australian and New Zealand Standard Industrial Classification (ANZSIC) 2006 from ANZSIC 1993, which affects the classification and composition of some industries (e.g. Property and Business Services has been divided into a number of industries). Industry output data, however, is still published on an ANZSIC 1993 basis. For consistency purposes, NSW Treasury has recast industry employment data provided by ABS in the ANZSIC 2006 format into the ANZSIC 1993 format on a best endeavors basis. As such, industry employment numbers will not fully correspond to those published in ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly.

(2)	Based on year average to the August quarter 2009.

Source: ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, August 2009

Employment growth in Agriculture has been easing over the last four years, partially for structural reasons as the NSW economy becomes more service-oriented, but also due to the effects of intermittent drought. Mining’s employment growth has been accelerating and grew by 19.1% in the 12 months to August 2009, principally as a result of the commodities boom of the last few years. Finance and Insurance has recorded annual average employment growth of 3% per annum since August 2005, although in the 12 months to August 2009 it grew by just 1.3% due to the effects of the global financial crisis. Employment growth in the Property & Business Services sector had been declining following a slowdown in the NSW property sector, employment declined by 0.7% in the 12 months to August 2009.

Consumer Prices

Through the year to the June quarter 2009, the Sydney Consumer Price Index (“CPI”) rose 1.3% compared to 4.3% through the year to the June quarter 2008. The CPI for the Australian Capital City average increased 1.5% and 4.5%, respectively, in the same two periods.

The results for the year to the June quarter 2009 for Sydney were comparable with the capitals of the other States, with Melbourne’s inflation rate at 1.2%, Brisbane’s at 2.0%, Adelaide’s at 1.6% and Perth’s at 1.4%.

Income

Income Measures

	Gross Income	Average Weekly	Average Weekly
	per Capita	Earnings(1)	Earnings(1)
	(A$)	(A$)	(A$)
	2007-08	2007-08	2008-09

New South Wales	47,512	1,142.68	1,185.53
Victoria	46,378	1,088.53	1,146.33
Queensland	42,190	1,043.78	1,119.78
South Australia	41,816	1,037.18	1,104.38
Western Australia	48,225	1,234.05	1,329.20
Tasmania	39,229	1,010.50	1,056.73
Australia	45,944	1,112.60	1,173.90

(1)	Does not include overtime or bonuses.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2007-08 and ABS 6302.0, Average Weekly Earnings, Australia, February 2009. Average weekly earnings for 2007-08 are calculated as the average of the four quarters ended May 2008, and for 2008-09 they are calculated as the average of the four quarters ended May 2009.

NSW’s per capita income rose by 5.7% in 2007-08 (latest data available) and for the 2008-09 fiscal year average weekly earnings increased 3.7%, in annual average terms. Over the same periods, Australia recorded results of 6.6% and 5.5%, respectively. The weaker per capita income results for NSW are a result of slower economic growth compared to the national average. Furthermore, slower economic conditions in NSW have led to reduced labor demand and lower average weekly earnings growth when compared to the national average.

Over the last five years, NSW annual per capita income growth has averaged 6.1% per annum. After slowing to 4.7% growth in 2005-06 per capita income growth improved to 7.0% in 2006-07 and 5.7% in 2007-08.

Population

As at March 31, 2009 (latest available), the NSW population totaled approximately 7.1 million, or 33% of Australia’s population. This compares to approximately 25% for Victoria, approximately 20% for Queensland and approximately 10% for Western Australia.

NSW’s annual population growth reached a low of approximately 0.5% in the June quarter 2004 and has been steadily increasing since then, reaching approximately 1.6% annual growth for the March quarter 2009. For the corresponding periods, the Australian population grew by approximately 1.2% and 2.1%, respectively.

Of all the Australian States, NSW has historically received the most migrants from overseas and lost the most people to interstate migration. This has particularly been the case during the last few years as the opportunities presented by the resources boom have induced many people to relocate from NSW to the resource-rich States of Queensland and Western Australia. Whether this trend will change in future depends on the relative attractiveness of NSW compared to other states. This attractiveness is partly dependant on employment opportunities and housing affordability among other factors.

Economic Strategy

In general, there is little that Australian state governments can do to affect macroeconomic policy in Australia. To a large extent, the States’ economic cycles are determined by monetary policy through the RBA, Australian Government fiscal policy, international demand for Australian goods and services and the Australian dollar exchange rate.

The primary functions of Australian state governments are to (i) provide public services, such as education, health and transport, (ii) regulate private sector activity through the passage of laws, and (iii) levy taxes and charges so that the state government can carry out its functions. Ensuring that the NSW Government performs these functions well is essential for the smooth running of the NSW economy. To this end the NSW Government has set out certain of its economic goals and priorities in its “State Plan: A New Direction for NSW”, released in November 2006 and to be revised in 2009.

The broad economic goals of the NSW Government are to create a more business-friendly environment in NSW and to strengthen NSW’s rural and regional economies. In order to achieve these goals, the NSW Government has established the following priorities:

•	Increase business investment in metropolitan and rural and regional NSW;

•	Maintain and invest in infrastructure;

•	Reduce the regulatory burden on business;

•	Have more people participate in secondary and vocational education;

•	Maintain the State’s Triple A debt credit rating; and

•	Improve access to training in rural and regional NSW to support local economies.

Key Fiscal Aggregates

“Key Fiscal Aggregates” are some of the more important items within the budget accounts which would interest investors and others analyzing the accounts.

To carry out its functions, the NSW Government collects revenues from a variety of sources. The most significant of these are General Purpose Payments made by the Australian Government to the States and Territories. These payments are based on collections of the Goods and Services Tax (“GST”), which is a broad-based value added tax levied by the Australian Government on most goods and services consumed in Australia. The GST applies at a uniform rate of 10%. Other revenue sources for the NSW Government include payroll tax, purchaser transfer duty, land tax, mining royalties and Specific Purpose Payments. Specific Purpose Payments are payments made by the Australian Government to the States and Territories for particular policy areas. They differ from General

Purpose Payments in that the States and Territories can spend General Purpose Payments as they see fit. See “Financial Relationship with the Commonwealth of Australia — Specific Purpose Payments” for more details.

The bulk of NSW Government expenses relate to employee costs (wages, leave expenses, superannuation) and other operating costs incurred in day to day service provision.

As the NSW Government is mainly responsible for service provision, expenses tend to exhibit steady growth over time and are essentially driven by demographic factors. Conversely, revenues are more cyclical in nature and tend to fluctuate more depending on the prevailing economic environment (see “New South Wales Government Finances — Structural and Cyclical Budget Impacts”).

The table below shows both revenues and expenses for the General Government sector since 2005-06. In the 2008-09 Budget, a new accounting standard (AASB 1049) was adopted for the first time. This meant that road grants from the Australian Government previously accounted for in the fiscal year the related capital spending was incurred are now accounted for in the year the grants were received. This improved the 2005-06 budget outcome by A$952 million (the year the grant was received) and detracted from the budget outcomes of 2006-07 and 2007-08 by A$54 million and A$336 million, respectively, and detracted from the projected budget outcomes of 2008-09 and 2009-10 by A$469 million and A$93 million, respectively.

Key Fiscal Aggregates (1)

	Actual	Actual	Actual	Revised	Budget
	2005-06	2006-07	2007-08	2008-09	2009-10
	(A$ million)

General Government Sector
Total Revenues — of which:	42,629	44,695	46,492	48,818	52,958
Taxation	15,902	17,697	18,548	17,712	18,011
Grant Revenue
- Commonwealth — general purpose	10,720	10,938	11,942	11,781	12,621
- Commonwealth — specific purpose	7,320	6,813	7,578	6,559	6,621
- Commonwealth — National Partnerships	—	—		3,198	5,796
- Other grants and contributions	4.6	454	558	500	639
Sale of goods and services	3,037	3,306	3,618	3,794	3,859
Interest income	1,235	1,314	(172)	440	390
Dividends and income tax equivalent income from other sectors	1,840	1,951	2,062	1,690	2,218
Fines, regulatory fees and other revenue	2,055	2,222	2,358	3,143	2,803
Total Expenses — of which:	40,701	43,900	46,419	50,155	53,948
Employee expenses	18,066	18,884	20,499	21,670	22,724
Superannuation expenses
- Superannuation interest cost	933	749	477	696	851
- Other superannuation expenses	1,766	1,822	1,894	2,012	2,177
Depreciation and amortization	2,127	2,308	2,466	2,649	2,915
Interest expenses	1,184	1,257	1,299	1,413	1,531
Other property expenses	—	2	—	1	1
Other operating expenses(2)	8,864	9,424	10,069	10,865	11,426
Grant expenses
- Current grants and subsidies	6,140	6,615	7,446	7,854	8,274
- Capital grants	1,621	2,839	2,269	2,995	4,049
Net Operating Balance	1,928	795	73	(1,337)	(990)
Cash surplus/(deficit)(3)	928	(2,013)	(1,508)	(1,585)	(4,695)
Purchases of non-financial Assets(4)	3,868	4,164	4,419	4,828	7,426
Net Worth	127,509	136,627	147,148	129,321	133,584

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard, where practicable. However, where some historic dissections have not been available, the financial information has been reported on a best available basis.

(2)	Includes Treasurer’s Advance of $300 million per annum from 2008-09. This is an allowance for contingencies such as those associated with natural disasters and the costs of policy responses that may be required in the budget year.

(3)	This is the underlying cash balance (net of deposits to the Liability Management Fund).

(4)	Does not include assets acquired through finance leases.

The NSW Government is also undertaking an extensive capital expenditure program. Capital expenditure in 2009-10 is expected to reach A$18.0 billion (which includes projects funded by the Australian Government), a 31.4% rise on 2008-09. In the four years to 2012-13 capital expenditure is expected to reach a cumulative total of A$62.9 billion. See “New South Wales Government Finances — Capital Program” for more detail.

The Budget Papers contain the Government’s capital expenditure plans for the upcoming four fiscal years. Additionally, the NSW Government publishes the State Infrastructure Strategy every two years, which outlines the NSW Government’s proposed infrastructure program for the following 10 years. The latest State Infrastructure Strategy was released in 2008, and covers the period 2008-09 to 2017-18. The State Infrastructure Strategy also provides the link between the infrastructure plans in the four forward years of each Budget, the State Plan, and the Government’s 25-year metropolitan and regional strategies.

While the State Infrastructure Strategy is published every two years, it is reviewed by the Budget Sub-Committee of Cabinet annually as part of its development. Final approval for projects remains part of the annual budget process.

The continual review of the program ensures that there is adequate flexibility in the event that priorities need to change or there are other unforeseen circumstances. An example of this occurred in 2008 when the NSW Parliament did not pass legislation to allow the electricity generators and retailers to be transferred to the private sector. This meant that capital spending the NSW Government originally expected to avoid would now have to be undertaken. A revised State Infrastructure Strategy was released in November 2008 in which the scope of capital works was reprioritized to accommodate the new circumstances without exceeding funding limits.

Economic Structure

In 2007-08, services industries accounted for approximately 61% of NSW total output and approximately 77% of NSW’s total employment (excluding the “Ownership of Dwellings” category, which refers to the actual and imputed rents earned by property investors and owner-occupiers and does not have any associated employment), with Property & Business Services and Finance & Insurance Services contributing the largest proportions. Other major NSW industries include Manufacturing, Construction and Retail Trade, while in the last five years Communication Services has averaged the greatest annual percentage growth in output of any NSW industry.

Furthermore, despite its small overall share of output and employment, Agriculture remains a vital industry to the NSW economy. The Murray-Darling Basin, the majority of which lies within NSW, was estimated to have produced almost 40% of Australian agricultural output during 2005-06 (the latest fiscal year for which data is available).

The table below shows the share of total NSW and Australian output and employment by industry in 2007-08. Output for NSW is only available up to the end of 2007-08. Employment data in the table is also provided to the end of 2007-08 to provide a clear comparison between output and employment. In the industry discussion which follows, updated employment numbers for the twelve months ended May 2009 are used.

Industry Output and Employment, 2007-08

	Output			Employment(2)
		Share of	Share of		Share of	Share of
Industry(1)	Value (3)	NSW	National	Number	NSW	National
	(A$ million)			(000)

Agriculture, Forestry & Fishing	4,241.0	1.2%	16.9%	93.8	2.8%	26.1%
Mining	9,561.0	2.8%	11.6%	23.8	0.7%	16.2%
Manufacturing	33,058.0	9.6%	31.0%	401.6	11.9%	28.6%
Electricity, Gas and Water	6,050.0	1.8%	27.6%	23.8	0.7%	26.2%
Construction	23,726.0	6.9%	30.8%	335.9	9.9%	36.6%
Wholesale Trade	16,966.0	4.9%	34.6%	129.6	3.8%	32.0%
Retail Trade	18,369.0	5.3%	31.2%	398.3	11.8%	31.9%
Accommodation, Cafes & Restaurants	7,650.0	2.2%	37.3%	242.9	7.2%	34.0%
Transport & Storage	15,712.0	4.5%	30.6%	174.7	5.2%	34.5%
Communication Services	8,615.0	2.5%	32.7%	67.9	2.0%	34.8%
Finance & Insurance	34,990.0	10.1%	43.6%	170.7	5.1%	41.6%
Property & Business Services	48,903.0	14.2%	37.1%	368.0	10.9%	32.1%
Government Administration & Defense	11,790.0	3.4%	29.0%	128.6	3.8%	26.6%
Education	14,105.0	4.1%	32.3%	241.4	7.1%	30.0%
Health & Community Services	20,492.0	5.9%	31.6%	356.7	10.6%	31.5%
Cultural & Recreational Services	5,664.0	1.6%	35.1%	79.2	2.3%	30.3%
Personal & Other Services	5,962.0	1.7%	30.0%	141.9	4.2%	33.9%
Ownership of Dwellings	29,580.0	8.6%	35.5%	—	—	—
Total	345,336.0 (4)	100.0%	31.9%	3,379.1	100.0%	31.7%

(1)	The ABS has converted industry employment data to ANZSIC 2006 from ANZSIC 1993, which affects the classification and composition of some industries (e.g. Property and Business Services has been divided into a number of industries). Industry output data, however, is still published on an ANZSIC 1993 basis. For consistency purposes, NSW Treasury has recast industry employment data provided by ABS in the ANZSIC 2006 format into the ANZSIC 1993 format on a best endeavors basis. As such, industry employment numbers will not fully correspond to those published in ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly.

(2)	Based on year average to June 30, 2008.

(3)	In constant 2006-07 dollars.

(4)	Components will not add to total as the value of taxes, subsidies and the statistical discrepancy have been omitted.

Source: Australian Bureau of Statistics (ABS) 5220.0, Australian National Accounts: State Accounts, 2007-08, and ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, February 2009.

Property & Business Services

Property & Business Services is the largest industry in NSW in terms of output share. In 2007-08 it made up 14.2% of NSW output and contributed 37.1% to the national industry total. NSW, in particular Sydney, is regarded as the business and financial center of Australia, being home to:

•	65% of total foreign-owned global companies’ Asia-Pacific regional headquarters located in Australia;

•	81% of Asia-Pacific based finance and insurance companies’ regional headquarters in Australia;

•	76% of all Information and Communications Technology regional headquarters in Australia;

•	80% of multinational pharmaceutical companies located in Australia; and

•	66% of US companies’ regional headquarters in Australia, 64% of UK companies’ regional headquarters in Australia and 84% of Japanese companies’ regional headquarters in Australia.

Activity in the property sector has been slower following the end of the housing boom in late 2003. This situation is expected to be aggravated by the effects of the global financial crisis and economic downturn, especially as job security becomes more of a concern.

However, since October 2008, the Federal and NSW Governments have announced measures designed to stimulate the property market. The Australian Government increased spending on First Home Owner Grants, from the original A$7,000 to A$14,000 and up to $21,000 if a newly built home is bought. The NSW Government is also offering an additional A$3,000 to those first home buyers who buy a newly built home, while halving the transfer duty payable on newly built homes valued under A$600,000 for non first home buyers. At the same time, the RBA has cut interest rates from 7.25% in August 2008 to 3.00% in July 2009.

It remains to be seen if these measures will have an overall positive impact on housing demand going forward. In the 12 months to August 2009, about 367,800 people were employed in this sector on average, a decrease of 0.7% on the 12 months to August 2008.

Finance and Insurance

Finance and Insurance is a key NSW industry whose importance in terms of both employment and output has grown over the last 15 years. In 1992-93 (the start of the latest economic expansion) output share was 7.9% compared to 10.1% in 2007-08, and is now NSW’s second largest industry (behind Property & Business Services). Employment in the Finance and Insurance industry in NSW grew at an average rate of 2.4% per year over the last five years to May 2009. As the table above shows, in 2007-08 it comprised almost 44% of Australia’s Finance and Insurance output and almost 42% of Australia’s Finance and Insurance employment.

Major government and financial institutions such as the RBA, Australian Securities Exchange and Australian Financial Markets Association are all located in Sydney.

The banking, equities, managed funds, foreign exchange and futures sectors are all represented within the Finance and Insurance industry. The industry is aided by Australia’s regulatory environment and reputation for relative financial stability and solvency.

The global financial crisis is expected to have a negative impact on this sector, with some of these effects already visible. During the 12 months to August 2009 employment in this industry averaged about 171,700 people, which was 1.3% higher than a year ago. Nevertheless, during the 2008 calendar year the Finance and Insurance industry showed a distinct downward trend in employment levels.

Manufacturing

Manufacturing is another important industry to the NSW economy. In 2007-08, it constituted 9.6% of total NSW output and 31% of Australian total manufacturing output. It is a major export earner, contributing about 25% to NSW’s total exports, with major export partners including the United States, Japan, New Zealand and China. Among NSW’s top exports are medicinal and pharmaceutical products, office machines and computing equipment, and professional, scientific and controlling instruments. More detail about manufactured exports is provided below under “— Trade”.

In the last two to three years, the NSW manufacturing sector has been adversely affected by the relatively high Australian dollar exchange rate driven principally by the global commodities boom. NSW manufacturing’s international competitiveness was expected to improve as the exchange rate fell from its July 2008 highs (where it reached about US$0.98), although since early February 2009 the exchange rate has been steadily rising (the Australian dollar exchange rate has averaged US$0.72 since its float in December 1983). Dampened global demand in 2009 and 2010 may also adversely impact the demand for NSW’s merchandise exports.

In 2006-07 (the latest year for which data is available), three subsectors accounted for almost 40% of NSW’s total manufacturing sales and service. These were food products (17.0%), primary metal and metal products (11.9%) and machinery and equipment (10.9%). Overall, NSW’s manufacturing output growth was flat in 2006-07 compared to 2005-06.

Manufacturing’s share of NSW employment has fallen consistently, from averaging 19.7% in the 12 months to August 1986 (the peak of Manufacturing’s share of NSW employment) to averaging 11.6% in the 12 months to August 2009. This decline is primarily due to a structural shift as the NSW economy moves more towards services and away from manufacturing — a pattern that is also noticeable for the Agriculture sector. During the 12 months to August 2009 there were about 393,500 people employed in Manufacturing on average, 0.8% lower than a year ago. This industry also displayed a downward trend in employment through the 2008 calendar year and into the March quarter 2009, but there seems to have been a slight increase in the June quarter of 2009.

NSW Manufacturing Sales and Services Income Generated(1)

						Annual
						Average
						Change
Manufacturing Sub-Sectors	2002-03	2003-04	2004-05	2005-06	2006-07	(%)
	(A$ million)

Food, beverage and tobacco	22,423	22,660	22,714	23,611	25,074	2.8
Textile, clothing, footwear and leather	3,391	3,278	3,044	2,894	3,276	(0.9)
Wood and paper product	5,762	5,782	5,854	5,990	6,468	2.9
Printing, publishing and recorded media(2)	9,138	8,976	10,075	10,062	4,068	(18.3)
Petroleum, coal, chemical and associated product and Other Manufacturing	20,998	22,123	24,554	28,150	30,841	10.1
Non-metallic mineral product	4,135	4,364	4,411	4,335	4,139	0.0
Metal product	16,783	16,726	19,110	19,074	20,720	5.4
Machinery and equipment	15,012	15,433	15,787	17,371	16,856	2.9
Total	97,642	99,342	105,549	111,487	111,442	3.4

Source: ABS 8221.0, Manufacturing Industry, Australia, 2006-07.

(1)	For 2006-07, the ABS does not publish sales and service income for the petroleum and coal manufacturing sub-sector, but rather appears under “Other Manufacturing” (which also includes furniture manufacturing). To ensure consistency across years, “other” manufacturing has been added to the petroleum, coal, chemical and associated product sub-category.

(2)	The significant drop between 2005-06 and 2006-07 is due to the ABS changing its system of industry classification. As a result, a number of sectors that previously were included in the “Printing, publishing and recorded media” category have now been transferred from the manufacturing industry to the information and communications technology industry.

Construction

Construction constituted about 7.0% of NSW total output in 2007-08. In the 12 months to August 2009, there were, on average, 341,800 people, or 10.1% of total NSW, employed working in the construction sector. In recent years, growth in construction has been driven by non-residential construction, while dwelling construction activity has been slowing. The number of NSW dwelling construction approvals reached its highest level in late 2002 with home buyer demand peaking about one year later. Ensuing high house prices and interest rates resulted in reduced housing affordability, dampening housing demand. Slower population growth (relative to other States) and an excess housing supply also caused dwelling investment to slow.

Non-Dwelling Construction(1) and Dwelling Construction(2) — Percentage Shares of NSW Total
Construction

	As at June 30,
	2003	2004	2005	2006	2007	2008

Non-Dwelling Construction	35.3	37.2	40.3	45.7	46.8	49.2
Dwelling Construction	64.7	62.8	59.7	54.3	53.2	50.8
Total Construction	100.0	100.0	100.0	100.0	100.0	100.0

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2007-08.

(1)	Non-residential Construction includes building (e.g., shopping centers) and engineering (e.g., roads) construction.

(2)	Dwelling Construction includes new dwellings and alterations and additions (e.g., extensions).

Sydney house price growth eased during the 2008 calendar year, but rebounded strongly by 4.9% in the June quarter 2009 following a contraction in the March quarter 2009. The RBA reductions in interest rates numerous times late in 2008 and into 2009 is expected to result in improved housing affordability. Similarly, population growth in NSW has accelerated since mid-2004, resulting in a tight housing rental market. These factors should result in increased housing demand over the next few years which should also lead to improvements in dwelling construction activity. A risk to a recovery in dwelling construction is the uncertain employment security outlook resulting from the effects of the global financial crisis, a lack of available investment funding and subsequent economic slowdown in the NSW economy.

Compared to the June quarter 2008, non-residential construction was lower in the June quarter 2009, with engineering construction work (e.g., roads, bridges, mines) contributing positively. This is partially a result of mining-related investment in NSW. Building construction (e.g., shopping centers, office blocks) growth on the other hand has eased over the same period. Total non-residential construction was down 4% in annual terms, with engineering construction contributing 5.5% and building construction detracting 15.7% (net purchases of second-hand assets contributed 6.2%). Non-dwelling construction is expected to slow in the 2009 calendar year and into the 2010 calendar year due to tighter financing conditions and a more pessimistic business outlook.

Retail Trade

In the 12 months to August 2009, the retail trade industry employed, on average, 10.9% of the NSW workforce, making it NSW’s second-largest employing industry behind manufacturing. The number of employed was 7.3% lower than the 12 months to August 2008, reflecting the fact that employment levels were declining in the second half of 2008 and into the first quarter of 2009. Over 48% of those working in retail were part-time workers, the second-highest proportion behind the accommodation, cafes and restaurants industry (about 55%). By 2005-06 (the latest year for which data is available), there were more than 53,000 retail businesses in NSW7.

In terms of output, the retail trade industry contributed just over 5% to NSW total output in 2007-08. Over the last five years to 2007-08, retail industry output has grown on average by 2.7% per year. During the 2008 calendar year, retail turnover declined with growth in retail turnover contracting in the months from August 2008 to November 2008. This partly reflects the higher interest rate sensitivity of NSW’s consumers as compared to the rest of Australia due to the combination of relatively higher house prices and the effects of the RBA’s tighter monetary policy stance early in 2008. It also reflects the impact of the global financial crisis and economic downturn on consumer confidence and spending.

After easing throughout most of 2008, March quarter 2009 NSW retail sales volumes rose 2.5% on the previous quarter and a further 2.3% in the June quarter 20098. This rise seems partly due to the Australian Government’s second stimulus package (announced in October 2008), which consisted of a cash payment to most Australian taxpayers of up to A$900, paid between March and May 2009. There has also been an improvement in

7 Source: ABS 8622.0, Retail and Wholesale Industries, Australia, 2005-06.
8 Source: ABS 8501.0, Retail Trade, Australia, March 2009.

consumer sentiment during this period, although it is uncertain whether this will translate into continued positive results. Lower petrol (gasoline) prices and interest rate cuts are expected to help to increase household disposable income and should support consumption. Counteracting this are household concerns about future job security and previous high household debt levels. Many households are taking advantage of the lower interest rates to reduce their debt levels, meaning that less may be spent on consumption.

Also in the June quarter 2009, the largest proportion of retail turnover was concentrated in food retailing (about 39.7%). This was followed by household goods (principally furnishings, appliances and hardware — 16.5%), ‘other’ (which includes pharmaceutical and recreational goods — 14.5%), cafes, restaurants and takeout food (12.4%) and clothing and soft goods (principally footwear, textiles and other soft goods — 8.3%)9.

Wholesale Trade

Wholesale trade employed on average 133,200 people, or 3.9% of the NSW workforce, in the 12 months to August 2009, a small increase on the average level of employed in the 12 months to August 2008. In 2005-06 (the latest year for which data is available), there were over 31,000 wholesale businesses in NSW10.

Of these businesses, 31% were undertaking “other goods” wholesaling activities (e.g., textiles, clothing, household appliances, toiletries, books and magazines, etc.), 21% were wholesalers of basic materials (e.g., farm produce, chemicals and building supplies) and 20% were wholesalers of machinery and equipment (e.g., farm and construction machinery, computers, electrical equipment, etc.).

In 2005-06 (latest data available), the wholesale trade industry generated $121.9 billion in sales, with machinery and equipment generating the largest percentage (29%), followed by basic material wholesaling (24%) and “other goods” (20%).

Since a trough in 2003-04, wholesale trade industry output has grown by an annual average of 1.9%, making up 4.9% of total NSW output by 2007-08. Wholesale trade’s output share has been declining steadily however, as it made up 6.1% of total NSW output in 1989-90 (earliest data available).

Given the make-up of wholesale trade and its position in the supply chain (a supplier of intermediate goods and inputs), slower economic activity and demand is expected to also negatively impact on this sector.

Tourism

While Tourism is an amalgam of a number of industries, such as transport, retail and accommodation, cafes and restaurants, it is an important industry in its own right for NSW, employing approximately 4.8% of the NSW workforce in 2007-08. Generally, an industry is defined by the goods and services it produces. In the case of tourism, it is defined by the purchaser of goods and services (i.e., if they are bought by national/international visitors). For example, while the transport industry provides transportation services, those services bought by visitors will make up a part of the tourism industry. In the year to the June quarter 2009, NSW received over 2.7 million international visitors and nearly 22.6 million domestic visitors. For both international and domestic visitors the main reason for visiting was for “holidays”, followed by “visiting friends and family”. International visitors also named “business” as another major reason for coming to NSW.

Tourism appears to have been negatively affected by the global financial crisis and economic downturn. Compared to the year to the June quarter 2008 domestic visitors to NSW are down 6.7% and international visitors have dropped by 3.4%. Like other NSW exports, tourism is expected to be affected by the recent strength of the Australian dollar, with weaker global demand also expected to be a detractor. Tourism is also more of a discretionary good, meaning consumers are likely to cut back consumption on tourism before they cut back on other, more necessary purchases.

9 Source: ABS 8501.0, Retail Trade, Australia, April 2009.
10 Source: ABS 8622.0, Retail and Wholesale Industries, Australia, 2005-06.

Transport and Storage

Sydney Airport handles the bulk of Australia’s international air transport movements. In the year to March 2009 just under 45% of international travelers traveling through Australia came through Sydney Airport, more than the Melbourne (20.4%) and Brisbane (17.3%) airports combined11. During 2006-07 (latest available), over the same period Sydney Airport handled 45% of all air freight transported into and out of Australia.

Newcastle Port is the largest coal export port in the world in terms of mass tonnage moved, having moved 88.9 million mass metric tons of coal in 2007-08 (latest available), compared to 80.8 million mass metric tons in 2006-07 and 77.7 million mass metric tons in 2003-04. Port Kembla Port is a multifunctional port, currently undergoing significant expansion as part of the NSW Government’s Ports Growth Plan. The expansion is expected to be finished in 2009 and will enable the port to handle bulk, general and break-bulk cargo containers and cars. Currently, major exports from Port Kembla include coal and coke, grain and steel products. In 2007-08, Port Kembla’s throughput (exports and imports) was 27.3 million revenue metric tons, compared to 25.4 million revenue metric tons in 2006-07 and 25.9 million revenue metric tons in 2005-06. There are two different measures for cargo. A “revenue metric ton” is the measure port authorities based their charging on while a “mass metric ton” is the physical weight of the commodity.

Port Botany is also being expanded under the Ports Growth Plan to cater for anticipated growth in freight traffic. In 2007-08 (latest available) Port Botany handled 1.78 million Twenty-foot Equivalent Units (“TEUs”) and is expected to handle over 3 million TEUs by 2020. One TEU represents the cargo capacity of a standard shipping container 20 feet long, 8 feet wide and 8.5 feet high. In 2007-08, the main commodities to be exported from Port Botany were chemicals, machinery and transport equipment, miscellaneous manufactured articles, paper and paper products and “other” commodities.

The NSW ports are connected to an extensive network of rail and road infrastructure allowing for the transportation of goods within NSW, across Australia and internationally. In order to ensure that this ease of transportation is maintained, the NSW Government is investing in an Intermodal Logistics Centre (“ILC”) in Enfield, a suburb of Sydney. This ILC will form part of a network of existing and planned intermodal terminal facilities in Sydney and is projected to service around a quarter of the total intermodal demand per year.

The NSW road network covers approximately 184,120 kilometers and is being expanded and upgraded to retain its safety and viability. Current major road projects include continued expansion of the Pacific Highway (which links Sydney to Brisbane) and upgrading and expansion of the Hume Highway (which links Sydney to Melbourne via Canberra).

The transport and storage industry’s share of NSW output has been fairly steady since 1989-90 (earliest data available), averaging about 4.1% per annum to 2007-08. Since 2006-07, growth in the industry has accelerated as a result of the commodities boom. In 2007-08, transport and storage output rose by 8.2% and made up 4.5% of total NSW output. During the 12 months to August 2009, transport and storage employed roughly 171,200 people on average, down 1.8% on the previous year’s levels. Employment growth eased through the 2008 calendar year, as levels retreated from all time highs (reached in the four quarters to May quarter 2008) due to the commodities boom. Employment in this sector has eased slightly in the first half of 2009.

Given the continued slowdown in global economic activity, it is expected that activity in this industry will remain subdued. Slower global trade means that there will be less importing and exporting. Domestically, slower activity in the commodity states of Queensland and Western Australia will lead to reduced demand for transport services to interstate destinations.

Education

The education system in NSW caters to students from pre-school to post-graduate studies with education services being provided by both the private and public sectors. The government sector provides the bulk of services.

11 Bureau of Infrastructure, Transport and Regional Economics, Aviation Statistics: International Scheduled Air Transport, December 2008.

The NSW Government is responsible for pre-schools, primary, secondary and trades education while the Australian Government is responsible for the universities.

In NSW in the 2008 calendar year (the latest calendar year for which data is available), there were approximately 2,242 public schools (from pre-school to secondary) with almost 735,800 enrolled students, compared to just over 900 private schools. There were also 132 Technical and Further Education (TAFE) campuses. All together, there were almost 96,400 full time equivalent teachers and support staff working within the public education system.

There are also 12 universities within NSW (including Australian Catholic University, which operates across a number of Australian states) with more than 289,100 students and over 28,100 full time equivalent staff in the year to March quarter 2008 (latest available — student enrollment numbers are for the first half of 2008). Although universities are constituted under State law, they are mainly funded and administered by the Australian Government.

Since 2002-03, the Education sector has grown by an annual average of 0.4% per annum. As a result of this slower growth (compared to total NSW output growth), Education’s share of total NSW output fell from 4.4% in 2002-03 to 4.1% in 2007-08. This slower growth was a result of fewer enrolments at university level from international students and slow growth in enrolments at the primary and secondary levels.

Education is primarily driven by demographic factors, thus the global financial crisis and economic downturn may not have a significant impact on this sector, especially in the primary and secondary schooling levels. Anecdotal evidence suggests however, that there is a shift emerging from private schools to public schools as private school fees become increasingly unaffordable.

The tertiary sector may suffer somewhat as slower global conditions means fewer international students, although more local students may decide to remain in tertiary education until employment prospects improve.

Health and Community Services

Federal law provides that all Australian citizens have access to universal health care through the system known as “Medicare”. This is the national health insurance program which provides access to a doctor of choice for out-of-hospital care, free public hospital care and for specified optical and dental services. While the hospital systems are predominantly operated by the State Governments, the system of doctors, specialists and nursing homes is mainly the responsibility of the Australian Federal Government as stipulated under the National Health Act 1953 (Cth).

The National Health Act states that the Australian Government is responsible for providing diagnostic and therapeutic services for medical practitioners and hospitals, and for patients of medical practitioners or hospitals. The Australian Government is also responsible for providing anything incidental to the diagnostic and therapeutic services. As such, the Australian Government sets the rates at which doctors ought to charge patients for various medical services and pays doctors for providing these services. The Australian Government is also responsible for administering the Pharmaceutical Benefits Scheme (“PBS”) which provides subsidized prescription medicine to all Australian residents and eligible overseas visitors.

In NSW, the main provider of health and community services is the NSW Government. The Department of Health is the largest agency in terms of State Budget funding per annum, while the Department of Community Services and the Department of Ageing, Disability and Home Care are both also among the top 10 agencies in terms of State Budget funding per annum.

During the 12 months to August 2009, there were almost 364,300 people employed in the health and community services industry in NSW, an increase of 15.7% since the 12 months to May 2004. Currently there are over 220 public hospitals, 89 private hospitals and more than 500 community, family and children’s centers across the State.

Since its trough in 1999-00, this sector’s share of total NSW output has grown from 5.2% share to 5.9% share in 2007-08. In the last five fiscal years, annual growth in output averaged 3.8% per annum, driven largely by the ageing of the NSW population and other demographic factors. As such, the global financial crisis and economic downturn is expected to have minimal impact on this sector.

Ownership of Dwellings

This industry covers both owner-occupier and investor properties. The “output” generated by this industry is the actual rent accruing to owners of investment properties and the imputed rent earned by owner-occupiers (i.e., the rent owner-occupiers would have earned had they leased their property out). There is no labor associated with this industry.

This industry made up 8.6% of total output in 2007-08, having risen from its 1989-90 share of 7.5%. It recorded strong annual growth between the mid-1990s through to the mid-2000s consistent with the housing boom experienced by NSW during this time. In the last five years to 2007-08, annual growth has averaged 3.1% per year; however, growth has been easing since 2004-05 as the property sector slowed.

Government Administration and Defense

This category includes public servants at Federal, State and Local levels (excluding teachers, public sector health care workers and police). During the 12 months to August 2009, this industry made up 4.1% of total NSW employment, or almost 138,500 people. Total employment in this industry grew by 7.1% compared to a year earlier. Over the last five years, employment growth has averaged 3.3% per annum.

Government, Administration and Defense’s share of total NSW output has been declining, from a peak of 4.2% in 1993 to 3.4% in 2008. Over the last five fiscal years, output growth has averaged 1.4% per annum, although annual growth appears volatile. For instance in the years 2004-05 to 2007-08, output grew by rates of 0.9%, 4.1%, 4.3% and 1.1% (in chronological order).

Mining

Mining’s output share in 2007-08 was 2.8%, in line with its historical average of 2.9% (going back to 1989-90 — the earliest data available). In 2007-08, output contracted by 0.2%, compared to annual average growth of 2.7% per annum over the last five fiscal years. Given mining’s relatively small share of the NSW economy, NSW has not experienced the effects of the recent commodities boom to the same extent as resource-rich States like Queensland and Western Australia.

Employment grew by over 19% in the 12 months to August 2009 in average annual terms, although this represents an absolute increase of only about 5,100 positions. Over the five years to August 2009, employment in this sector grew by an annual average of 14.3%.

The global slowdown is expected to have a negative impact on the mining sector. NSW’s main mining export is coal and its main destination is Japan. A sharp slowdown in Japanese economic activity is expected to flow through to coal exports, leading to reduced volumes and prices, although this is expected to be partially offset by increased exports to China.

Consistent with this, the Australian Bureau of Agricultural and Resource Economics (“ABARE”) notes that contract prices for thermal coal (NSW’s main coal export) are down 44.0% on prices negotiated a year ago (April 2009 to March 2010). However by early September spot prices had increased 11% from their March lows. Following estimated earnings growth of 114.0% in 2008-09, earnings are expected to fall back by 38.0% in 2009-10. The fall in earnings is mainly due to lower prices, although export volumes are expected to rise by 3.0%, with weaker demand from Japan and Europe expected to be offset by higher demand from China, India and South Korea12.

Communications

In 2007-08, this sector, which includes postal, courier and telecommunications services, made up 2.5% of total NSW output. Nevertheless, it has been one of the fastest growing sectors of NSW, doubling its output share since 1992-93 (the beginning of the latest economic expansion). From 1992-93 until the 2001 technology stock market crash, this industry grew at an average annual rate of 10.4% per annum. In the last five years to 2007-08, it has grown at an average annual rate of 5.9%.

12 ABARE, Australian Commodities, June quarter 2009, pp.341-345

During the 12 months to August 2009, the Communications industry employed just under 62, 100 people, or 1.8% of the total NSW workforce, on average. Compared to a year earlier, employment contracted by 7.5% or about 5,100 people.

This industry should also be negatively affected by the economic downturn. Slower business activity will lead to less demand for telecommunications capital spending and maintenance, as well as less demand for courier services.

Electricity, Gas and Water Supply

Utilities made up about 1.8% of total NSW output in 2007-08 with output share steadily declining from their early-1990s peak. In 2007-08 output rose by 0.3%, although it has contracted by 0.7% per year, on average since 2002-03.

Employment share declined steadily from a peak of 2.4% of total NSW employment during the 12 months to May 1986 to just 0.7% during the 2000 calendar year. Since 2000, employment share has been fairly constant, averaging about 0.8%. In the last five years to August 2009, employment has risen by 6.1% per annum, on average, although overall employment share remains low at just 1.0% of total NSW employed in the 12 months to August 2009.

The NSW Government currently owns three electricity generation corporations (Eraring Energy, Macquarie Generation and Delta Electricity) and three distribution/retail corporations (EnergyAustralia, Integral Energy and Country Energy). All of these corporations operate within the National Electricity Market (NEM), a wholesale market for electricity supply in Queensland, New South Wales, Victoria, South Australia, The Australian Capital Territory and Tasmania, which commenced in December 1998. All NEM participants are subject to the competitive pressures of the market.

Currently, the NSW Government is progressing with plans to transfer to the private sector the electricity retail businesses, generation development sites and rights to trade generation output. The initial legislation concerning the electricity reforms was not passed in the NSW Parliament and the NSW Government is proceeding with these revised plans pursuant to its existing authority under the State Owned Corporations Act 1989. These plans involve sale of the electricity trading rights of NSW Government-owned power generation stations to the private sector, the sale of the retail arms of Energy Australia, Integral Energy and Country Energy, and the sale of generation development sites around New South Wales, while maintaining ownership by the NSW Government of the existing power stations and electricity transmission and distribution networks. These plans are designed to pass the risks associated with wholesale electricity trading to the private sector and encourage private sector investment in the electricity industry. This follows comments from the private sector that for them to invest in generation capacity, the NSW Government would need to remove itself from trading generation output. These plans are expected to have little impact on the 14,000 public servants employed in the NSW electricity industry. The NSW Government estimates that approximately 1,300 existing public sector retail and generation trading jobs will be affected by the plans, with some of the affected employees becoming employees of the new private sector owners. The retailers already participate in a competitive environment as provided through the National Electricity Market. Transferring the retailers from public to private sector ownership will not fundamentally change the way they operate. See “New South Wales Government Finances — Business Asset Transactions” for further detail.

Water supply in NSW is also regulated by the NSW Government through various agencies. The NSW Government owns two metropolitan water supply and drainage corporations, Sydney Water and Hunter Water. It also owns State Water, NSW’s rural bulk water delivery corporation. In some regional and rural areas, water services are provided through local councils.

While some of NSW’s electricity corporations are also involved in gas supply, this is mainly carried out by the private sector in NSW. As with electricity supply, gas supply operates under a regime of “full retail contestability”, meaning that individuals are allowed to choose their gas supplier.

Agriculture

NSW’s agricultural sector has been in decline for some years now. In 2007-08, Agriculture made up just 1.2% of NSW output, down from a high point of 2.4% share in 1996-97. This decline partly reflects structural change as the NSW economy becomes less focused on primary industries and more on services, and it also reflects the fact that NSW has been experiencing drought on and off since about 2002-03.

The latest projections from ABARE for the 2008-09 crop year show a significant increase in winter crop production (up 141.3% on the 2007-08 year) although summer crop production is expected to be marginally lower (down 16.4% on 2007-08). These estimates suggest a strong rebound in farm production and rural exports from the drought-affected 2006-07 and 2007-08 results. ABARE estimates a slight fall in winter crop production for 2009-10 year of 5.5%, primarily due to an unusually dry August that affected spring growth. However, the 2009-10 forecast remains at twice that produced during the drought affected years of 2005-2007. For instance, winter crop output was 11.9 million metric tons in 2005-06, with the following two years recording winter crop output of 3.8 million metric tons and 4.0 million metric tons, respectively, while the 2009-10 forecast stands at 9.1 million metric tons.

NSW’s major crops include wheat, sorghum, cottonseed, barley and canola. Looking ahead, a lower exchange rate should help agricultural income growth, but this result also depends on levels of production.

In the year to August 2009, employment in agriculture averaged just over 90,300 people, up by 0.9% on the year to August 2008. Agriculture’s employment share has continued to decline as the NSW economy becomes more service-oriented. During the 12 months to May 1986 (earliest full year data available), agriculture’s employment share averaged 5.2% falling to an average 2.6% share during the 12 months to August 2009. Structural falls in employment share have been exacerbated by cyclical employment falls resulting from the drought.

Wages Policy and Industrial Relations

Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

In NSW, industrial relations laws apply mainly to unincorporated businesses, such as sole traders, partnerships or trusts, and corporations that do not engage in significant financial or trading activities (e.g., not-for- profit organizations). Other types of business entities are mainly covered through the federal industrial relations system.

Since the early 1980s, successive Australian Governments have sought to decentralize the wage setting system. The trend was begun by the Hawke-Keating Labor Government (1983-96) with the institution of the Prices and Incomes Accord. Subsequently, wages policy has moved through agreements based at the enterprise level to the use of individual agreements between employer and employee, known as Australian Workplace Agreements (“AWAs”). The current Federal Labor Government (elected in November 2007) passed legislation in March 2009, which pares back some of the reforms instituted by the previous Coalition Government (1996-2007). The majority of Australian workers are currently covered by Enterprise Bargaining Agreements (“EBAs” — collective agreements between employers and employees at the enterprise or project level), followed by those on AWAs. Awards cover fewer workers still.

Since the early 1980s, the decentralization process has allowed for differentiated wage outcomes at the workplace level, in exchange for productivity gains. This has allowed for moderate wage outcomes in the aggregate, resulting in an economic environment of relatively low inflation and strong employment growth since 1993.

Over the last decade, NSW public sector employees have experienced wage increases in excess of both inflation and those of employees in the NSW private sector and the public sector in the rest of Australia. The NSW Government’s current wages policy is to maintain the real value of these wage increases over time, by funding wage growth and associated costs at 2.5% per year. The policy permits wage increases in excess of 2.5%, but only where the additional expense is offset by employee-related cost savings.

Trade

Throughout this section the tables present data on a fiscal year basis. Where possible, the accompanying commentary refers to more recent data. For services trade, data in this section is to the year ending December 31, 2008 and for merchandise trade data in this section is to 12 months ending June 30, 2009.

NSW, like Australia overall, may be characterized as a small, open economy. Given its extensive international trade and financial links, NSW’s economy depends on the health of the global economy for its export performance. While NSW exports more merchandise goods than services by value (during the five fiscal years to 2007-08 (the latest for which both services and merchandise trade is available), NSW merchandise goods exports have averaged 58% of NSW total exports compared to an average 42% of services exports), these goods were concentrated mainly in coal, with a relatively small amount of other mining commodities. Therefore, the NSW economy has not experienced the same positive effects from the resources boom as the other, more resource-rich States of Queensland and Western Australia. At the same time, NSW’s leading position as Australia’s financial center means that currently it has greater exposure to the impacts of the global financial crisis and economic downturn than the other Australian States.

In July 2009, the WTO estimated that world trade will decline by 10.0% during the 2009 calendar year due to reduced demand. Weaker external economic activity is expected to negatively impact on NSW’s export performance. Similarly, weaker domestic economic activity will reduce NSW imports.

Exports

Services Exports

The table below shows trends in NSW’s principal service exports for the last five fiscal years (2007-08 is the latest fiscal year for which service exports data is available).

NSW Services Exports(1)

	2003-04	2004-05	2005-06	2006-07	2007-08
	(A$ million)

Travel(2)	7,233	8,016	8,396	9,379	10,285
Transportation(3)	3,068	3,201	3,294	3,442	3,661
Other Business (ex-professional)(4)	2,037	2,163	2,188	2,454	2,760
Computer & Information(5)	977	953	823	720	803
Financial(6)	573	564	566	567	585
Professional(7)	462	531	644	894	1,150
Other(8)	1,524	1,406	1,468	1,449	1,392
Total	15,874	16,834	17,379	18,905	20,636

Source: ABS 5368.0.55.003 International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2007-08.

(1)	In nominal dollars.

(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.

(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.

(4)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.

(5)	Services in this category include data processing and software implementation and design, the provision of news, photographs and articles to the media.

(6)	Includes services surrounding financial asset transactions (e.g., securities and futures) along with services provided by banks and other similar financial institutions.

(7)	Professional services include legal, accounting, management consulting and public relations, among others.

(8)	Includes government services, construction services and those services included under the personal, cultural and recreational category (e.g., film and television production, services associated with museums and other places of interest, etc.).

In 2008 (the latest calendar year for which data is available), NSW services exports (which include education, accounting, freight and financial services) grew by 7.2% compared to 2007 in nominal terms, compared to 10.4% overall for Australia. From 2003 to 2008, NSW services exports grew by 6.7% annually on average, and accounted for 39.8% of total Australian services exports for 2008.

Travel

The travel category has dominated NSW service exports over the last five calendar years, growing by 9.1% per annum on average, and making up 49.6% of total NSW services exports for 2008. Of this growth, the main driver was education-related travel services, contributing an average 6.8% to annual growth during the five years to 2008. In the first half of 2008 (latest data available), more than 228,600 international students were studying at Australian higher education institutions. At the end of 2007 (latest data available), over 72,000 international students were enrolled at higher education institutions in New South Wales.

Professional

Exports of professional services were the fastest growing during the period 2003- 2008, averaging 19.7% annual growth. In 2008, these exports grew by 26.2%, following 37.6% growth in 2007. Much of this growth can be attributed to legal, accounting and architectural firms taking advantage of an increasing range of market opportunities in Asia’s developing services industry.

Transportation

Increased trade resulting from the resources boom has been a main driver of growth in this area over recent years. In 2008, NSW transportation services grew by 3.1%, at about the average annual growth of 3.2% experienced in the last five years. Nationally, transportation services exports grew by 7.1% in 2008.

In the five years ended 2007-08, NSW services exports averaged about 42% of total sum of NSW services and merchandise exports, compared to 58% for merchandise exports. The proportion of service exports to total exports has declined from about 45% in 2003-04 to just under 41% in 2007-08. Stronger commodity prices in recent years (such as for coal, copper and wheat) has resulted in the value of NSW’s merchandise exports (which include commodities) increasing at a greater rate than the value of services exports. While the value of NSW services exports rose 6.3% per annum, on average, in the five years to 2007-08, the value of commodity exports increased by 12.0% per annum, on average, during that same time.

Merchandise Exports

Below is a table showing NSW’s principal merchandise exports for the last five fiscal years:

NSW Merchandise Goods Exports(1)

	2004-05	2005-06	2006-07	2007-08	2008-09
	(A$ million)

Coal, coke and briquettes	4,454	5,026	4,894	6,263	13,078
Combined confidential items of trade(2)	2,714	3,056	2,703	3,633	5,211
Non-ferrous metals	1,871	2,414	3,053	2,751	2,606
Metalliferous ores and metal scrap	1,139	2,063	2,498	2,391	1,948
Medicinal and pharmaceutical products	899	1,446	1,846	1,901	1,464
Meat and meat preparations	1,368	1,183	1,293	1,160	1,332
Petroleum, petroleum products and related materials	893	1,286	1,241	1,640	1,405
Textile fibers and their wastes (not manufactured into yarn or fabric)	1,089	1,105	980	515	472
Miscellaneous manufactured	857	915	999	1,070	975
Cereals and cereal preparations	966	1,031	730	443	1,039
Other(3)	6,753	7,314	7,824	8,325	9,201
Total	23,003	26,871	28,062	30,091	38,730

Source: ABS unpublished data.

(1)	In nominal terms.

(2)	This category includes items which cannot be published so as to avoid the identification of firms providing the data.

(3)	Includes all other merchandise exports from NSW not detailed in the table above.

NSW goods exports were 28.7% higher in 2008-09 compared to 2007-08, following growth of 7.2% the previous year. In both 2007-08 and especially in 2008-09, NSW goods exports were boosted by strong coal, aluminum and copper prices. These three commodities belong to the categories coal, coke and briquettes, non-ferrous metals (aluminum and copper), and metalliferous ores and metal scrap (mainly copper ores and concentrates). In 2008-09, these three categories made up 45.5% of total NSW merchandise exports compared to 32.4% in 2004-05. Exports of cereals, meats and confidential items of trade also contributed to the improved 2008-09 outcome.

The principal driver of the strong increase in merchandise exports was the rise in coal, coke and briquette exports, which contributed 22.6 percentage points. This large increase was attributable to the steep rise in coal prices during 2007 and through to about mid-2008. During 2008-09, coal prices averaged US$98.90 per metric ton, similar to the average for 2007-08 of US$101.73 per metric ton. In 2006-07 however, coal prices averaged just US$51.26 per metric ton. Other major contributors to growth over this period were cereal and cereal preparations (adding 2.0 percentage points), as wheat exports improved, meat and meat preparations (which contributed 0.6 percentage points) and confidential items of trade (which added 5.2 percentage points). A decline in exports of metalliferous ores and metal scrap and pharmaceuticals reduced overall export growth by about 3.0 percentage points.

NSW’s exports of agricultural commodities, including rice, wheat and cotton, and processed foods and beverages are significant, reflecting the diversity of the NSW economy. Due to ongoing drought however, agricultural exports have been declining. After reaching a peak of $1.0 billion in 2005-06, the value of cereals and cereal preparations exports (which includes wheat and rice) fell 39.4% to $443 million in 2007-08. Nevertheless, due to improved weather conditions during 2008-09 these exports rebounded, with their value once again exceeding $1.0 billion.

Subdued global economic activity in the foreseeable future means that agricultural and coal exports are expected to be relatively unaffected by port constraints. The WTO is forecasting world trade to fall by 9.0% during the 2009 calendar year, while in September 2009 Japan, NSW’s largest commodity export destination, recorded a fall in imports of 39.8% compared to September 2008.

Export Destinations

By far NSW’s biggest export market for merchandise goods is Japan. Since 2003-04, the share of merchandise exports to Japan has averaged about 25.6% of total NSW merchandise exports (annually). During this time, the principal export items to Japan have included coal, other metals and ores (such as aluminum and copper) and meat and meat products, including beef.

Since 2003-04, one of the fastest growing merchandise export destinations has been South Africa, owing to a particularly large rise of 158% between 2004-05 and 2005-06, although the pace has moderated since 2005-06. Exports to South Africa have grown by an average of 31.3% per annum during this period. Most of this growth has occurred in exports of medicines and other pharmaceuticals (valued at A$266.9 million, down from the peak of A$843.9 million in 2007-08). Other major exports to South Africa include industrial machinery and meat and meat products.

NSW’s Major Merchandise Export Destinations(1)

	2004-05	2005-06	2006-07	2007-08	2008-09
	(A$ million)

Japan	5,405	6,491	6,718	7,946	12,604
New Zealand	2,146	2,228	2,377	2,403	2,489
United States of America	2,052	2,373	2,274	2,243	2,685
Korea, Republic of	1,635	1,815	1,969	2,332	3,326
China	1,348	2,099	2,284	2,220	2,672
Taiwan	1,359	1,471	1,327	1,512	2,245
Thailand	806	824	950	981	871
Malaysia	710	693	733	736	1,002
Hong Kong (SAR of China)	750	685	682	585	575
Indonesia	619	783	638	773	766
Other(2)	6,173	7,377	8,110	8,361	9,496
Total	23,003	26,840	28,062	30,091	38,730

Source: ABS, unpublished data.

(1)	In nominal terms.

(2)	Includes all other destinations for merchandise exports from NSW not detailed in the table above.

Merchandise export growth to China has been easing since 2005-06, when it grew by almost 56% compared with 2004-05. This result was driven by increases in metal ore exports and wool, cotton and other fibers used in textile production. In 2008-09, the value of merchandise exports to China rose by 20.4%, following a decrease of 2.8% compared in 2007-08. The bulk of NSW’s merchandise exports to China are comprised of coal, copper and other ores and wool and cotton, all of which are inputs into various manufactured goods. As the global economy slowed during 2007-08, so did demand for Chinese manufactured goods, which has in turn affected Chinese demand for inputs for those goods. The improvement in the 2008-09 merchandise exports to China was mainly due to increased demand for NSW raw materials resulting from the impacts of the Chinese Government’s efforts to stimulate the Chinese economy.

Other major export destinations include New Zealand (various types of manufactured goods, aluminum, copper and medicines), the United States (professional and scientific equipment, iron and steel and drinks) and South Korea (coal, copper and other metal ores and meat and meat products, including beef).

During 2008-09, 32.5% of NSW exports went to Japan. Exports to Japan also contributed 15.5 percentage points to total NSW export growth of 28.7%. This was followed by South Korea (contributing 3.3 percentage points), Taiwan (contributing 2.4 percentage points), the United States and China (both of whom contributed 1.5 percentage points).

Exports to South Africa fell by 56%, driven mainly by large decreases in exports of medicinal and pharmaceutical products. Lower exports to South Africa detracted 1.8 percentage points from total NSW export growth.

Imports

Services Imports

In 2008 (the latest calendar year for which data is available), NSW services imports (which include freight, tourism-related services, the use of patents, industrial designs and trademarks and insurance services) grew by 9.2% on the previous year in nominal terms, compared to 15.1% services import growth for Australia over the same period. In the five years to 2008, NSW services imports grew by 7.3% annually on average, accounting for 40.3% of total Australian services imports for calendar 2008.

The table below shows trends in NSW’s top services imports for the last five fiscal years (2007-08 is the latest fiscal year for which services imports data is available)

NSW Services Imports(1)

	2003-04	2004-05	2005-06	2006-07	2007-08
	(A$ million)

Travel(2)	5,027	5,614	5,799	5,972	6,562
Transportation(3)	5,089	5,537	5,847	6,172	6,479
Other Business(4)	1,640	1,649	1,676	1,862	2,119
Royalties & License Fees(5)	1,412	1,555	1,721	1,871	2,217
Insurance(6)	839	837	864	864	895
Personal, Cultural & Recreational(7)	775	907	845	906	996
Other(8)	1,520	1,474	1,487	1,475	1,610
Total	16,302	17,573	18,239	19,122	20,878

Source: Australian Bureau of Statistics 5368.0.55.003 International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2007-08.

(1)	In nominal terms.

(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.

(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.

(4)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.

(5)	Includes the use of patents, industrial designs and trademarks.

(6)	Includes freight, life and other types of insurance services, as well as reinsurance.

(7)	Types of services included in this category relate to film, television, radio and music production as well as recreational activities.

(8)	Includes government services, construction services and communication services.

As with exports, NSW services imports are dominated by the travel component. In contrast to exports however, growth in this component has been driven mainly by “personal”-related travel services (i.e., those related mainly to outgoing tourism). In 2008, the “personal” component rose by 7.6% on 2007, while the travel component as a whole increased by 8.3%. Business related travel also increased significantly, rising 12.0% in 2008 after rising 1.3% in 2007.

The continuous growth in travel over the last five years has coincided with a strong appreciation of the Australian/US dollar exchange rate which has lowered the cost of international travel for Australian and NSW residents. In 2003-04, the US dollar/Australian dollar exchange rate averaged US$1.00 = A$1.40 compared to US$1.00 = A$1.17 during 2008. In the 6 months to June 30, 2009, the exchange rate has averaged US$1.00 = A$1.40.

In the five years ended 2007-08, the share of NSW services imports to the total value of NSW services and merchandise imports fell slightly, from 23.3% in 2003-04 to 21.6% in 2007-08. Conversely, the share of merchandise imports rose from 76.7% to 78.4% over the same period. While the value of NSW services imports rose 6.8% per annum, on average, between 2003-04 and 2007-08, the value of merchandise imports increased by 9.0% per annum, on average, during the same time.

Transportation

Transportation continues to constitute a significant component of NSW services imports given that NSW is Australia’s major gateway with the rest of the world. On average, Transportation comprised 31.7% of total NSW services imports in the five years to 2008. As growth in trade has largely been concentrated in Queensland and Western Australia, there has been less demand from NSW for transport related services, such as freight carriage, than these other States. As a result, NSW transportation service imports grew by 8.1% per annum, on average, in the five years to 2008 compared to the national rate of 9.7%.

The growth in imports generally reflected stronger economic growth in both NSW and Australia, but also the fact that many Australian imports first come through NSW before being distributed to other States.

Merchandise Imports

NSW Merchandise Goods Imports(1)

	2004-05	2005-06	2006-07	2007-08	2008-09
	(A$ million)

Office machines and automatic data processing machines	6,504	6,738	7,304	6,487	6,781
Road vehicles (incl. air-cushion vehicles)	5,768	5,901	6,531	7,391	5,845
Medicinal and pharmaceutical products	5,185	5,380	5,898	6,100	7,171
Telecommunications and sound recording and reproducing apparatus and equipment	5,683	5,825	6,032	7,614	8,192
Petroleum, petroleum products and related materials	3,596	5,324	5,267	7,710	6,363
Miscellaneous manufactured articles	4,052	4,385	4,651	5,089	5,688
Electrical machinery, apparatus, appliances, parts (incl. non-elec. counterparts of electrical domestic equip)	3,336	3,545	3,829	3,835	4,543
General industrial machinery and equipment, and machine parts	2,721	2,825	2,967	3,110	3,405
Professional, scientific and controlling instruments and apparatus	1,865	1,996	2,167	2,272	2,672
Articles of apparel and clothing accessories	1,594	1,753	1,833	1,920	2,250
Other(2)	19,804	21,212	23,312	24,381	26,081
Total	60,107	64,885	69,791	75,906	78,992

Source: ABS unpublished data.

(1)	In nominal terms.

(2)	Includes all other merchandise imports from NSW not detailed in the table above.

Office and Computer Equipment

As NSW is a service-oriented economy, the major merchandise import is office and computer equipment. In the last five fiscal years, it has averaged 9.7% of NSW merchandise imports. Imports of office equipment rose 4.5% in 2008-09 after declining by 11.2% in 2007-08. The fall in 2007-08 coincided with the onset of the global financial crisis and economic downturn and its impact on the finance and business services industries, as well as ongoing poor outcomes for the property sector, which includes real estate agents, conveyancers and related businesses. The improvement in 2008-09 may be a sign of increasing businesses confidence.

Petroleum and Related Products

One of the fastest growing merchandise import has been petroleum and related products, growing by an average of approximately 15.3% per annum over 2004-05 to 2008-09. Given that imports are measured in value terms (rather than volumes), the majority of this increase was due to changes in the price of oil. For instance, in 2007-08 the average price of oil rose 52.6% compared to a 46.4% rise in NSW petroleum and related products imports. Similarly, in 2008-09 the average oil price fell 27.6% compared to 2007-08 while NSW petroleum and related products imports fell by 17.4%.

While oil prices have trended up since late February 2009 (to about US$70/barrel as at September 25, 2009), they still remain well below their peak of US$145.66 (reached in mid-July 2008). Subdued levels of global economic activity resulted in significant falls in oil prices although increasing optimism about the future of the economy is once again putting upward pressure on prices.

Road Vehicles

Over the five years ended 2008-09, the number of road vehicles (which includes automobiles and motorcycles) increased by an average 0.3% per annum. In the five years to 2007-08 road vehicle imports had risen an average 7.6% per annum. The drastic change is a result of an almost 21.0% fall in NSW road vehicle imports in 2008-09 as domestic economic conditions slowed. This fall followed an all-time high in motor vehicle sales across Australia; during 2007-08 over 1 million new motor vehicles were sold in Australia (compared to approximately 923,400 in 2008-09). As NSW is a major entry point for motor vehicle imports which are then distributed across Australia, reduced demand for motor vehicles across Australia affects NSW import levels.

In year average terms, the number of new motor vehicles sold in the 12 months ended June 30, 2009 fell by 13.7% across Australia and 13.5% in NSW.

Other Imports

Other merchandise imports that recorded significant growth over the period 2004-05 to 2008-09 were telecommunications equipment (which includes receivers, telephones and recording equipment), professional and scientific equipment, clothing and medicines and other pharmaceuticals. From 2004-05 to 2008-09, they rose by 9.6% per annum, 9.4% per annum, 9.0% per annum and 8.4% per annum, respectively. During 2008-09, telecommunications equipment imports were up 7.6%, professional and scientific equipment imports rose 17.6%, clothing imports increased 17.2% and medicines and other pharmaceuticals imports rose 11.0%.

Import Sources

In 2008-09, imports from China (up 17.4%), the United States (up 4.1%), Italy (up 20.2%), South Korea (up 5.8%) and Thailand (up 5.2%) each recorded strong increases compared to 2007-08. Conversely there were falls in the value of imports from Singapore (down 13.0%), the United Kingdom (down 9.1%) and Japan (down 8.4%). The table below shows the major sources of NSW merchandise imports by value:

NSW’s Major Merchandise Import Sources(1)

	2004-05	2005-06	2006-07	2007-08	2008-09
	(A$ million)

China	9,778	11,479	13,069	15,145	17,776
United States of America	8,974	9,625	10,394	9,617	10,013
Japan	6,039	5,849	5,695	6,382	5,845
Germany	3,205	3,291	3,621	4,156	4,248
United Kingdom	3,083	3,010	3,196	3,516	3,197
Malaysia	2,655	2,830	2,570	3,153	3,099
Singapore	2,115	2,441	2,614	3,649	3,173
Korea, Republic of	2,175	2,328	2,417	2,408	2,548
Thailand	1,684	1,778	2,403	2,516	2,646
Italy	1,965	1,878	1,984	2,079	2,498
Other(2)	18,434	20,374	21,828	23,285	23,948
Total	60,107	64,885	69,791	75,906	78,992

Source: ABS, unpublished data.

(1)	In nominal terms.

(2)	Includes all other destinations for merchandise imports from NSW not detailed in the table above.

NSW mainly sources its merchandise goods from China.  Chinese merchandise imports have averaged 19.2% of total NSW merchandise imports in the five years ended 2008-09, growing at an average rate of 16.1% annually. The main items imported from China in this period included office machines, communications equipment, clothing and electrical appliances. While the nature of some imports is indicative of rising incomes in NSW and Australia (e.g., electronic equipment) other types of imports (e.g., industrial equipment and iron and steel) have been driven by the extensive mining investment that has been occurring in Queensland, Western Australia and, to a lesser extent, NSW. The next major import source for 2008-09 was the United States (12.7%), followed by Japan (7.4%), Germany (5.4%) and the UK (4.0%).

NSW merchandise imports from the United States include professional and scientific equipment, such as various types of medical instruments, medicines, office machines, and transport equipment, such as airplanes and boats. NSW imports from the United States rose 4.1% in 2008-09, higher than the average annual rate of 2.8% per annum from 2004-05 to 2008-09 and follows on from a 7.5% decrease in 2007-08. Part of the fluctuation in imports from the United States is due to the significant fluctuations of the Australian dollar against the US dollar during the last two years.

Major imports sourced from Japan include professional and scientific equipment, iron and steel and power generating machinery and equipment (e.g., turbines, engines and motors). Major imports sourced from the United Kingdom include tobacco and tobacco products, live animals and crude animal and vegetable materials. Major imports sourced from Malaysia include petroleum and related products, telecommunications equipment and office equipment. Major imports sourced from Germany include motor vehicles, medicines and general industrial machinery (including items such as tools, pumps and heating and cooling equipment).

Overall, during 2008-09, NSW merchandise imports rose 4.1% compared to a 8.5% rise for Australia as a whole. Slower economic activity in NSW compared to the rest of Australia accounts for part of this discrepancy. Changes in the prices of certain goods, such as petroleum and petroleum products, and exchange rate fluctuations through the year also had an impact on merchandise imports.

NEW SOUTH WALES GOVERNMENT FINANCES

Introduction

Each year, the NSW Government presents the Budget for the coming fiscal year to the NSW Parliament. The Budget details estimates for actual revenues and spending in the current fiscal year along with budgeted revenues and spending for the following four fiscal years. Revenue raising approval is provided for through various pieces of legislation while expenditure approval is granted by Parliament through the passing of Appropriation Acts.

Three Appropriation Bills are presented to Parliament: (i) a Special Offices Bill to provide funding for the Ombudsman’s Office, State Electoral Office, Independent Commission Against Corruption, and the Office of the Director of Public Prosecutions; (ii) a Bill to provide funding for the Parliament; and (iii) a general Appropriation Bill covering the remaining General Government Sector agencies.

The Appropriations Bills need to be approved by Parliament so that the NSW Government can access the Consolidated Fund. The Consolidated Fund consists of all public money collected on the State’s behalf. This includes taxes, fees and fines, Commonwealth grants, dividends and tax equivalent payments received and recurrent and capital appropriations to agencies.

While the process above describes how the NSW Government appropriates money under “normal” circumstances, there are other avenues available to the Government should the need arise. These include the “Treasurer’s Advance” and various provisions under the Public Finance and Audit Act 1983 which allow the Government to appropriate additional funds in the case of unusual circumstances, such as emergencies and disasters.

Policy Priorities and Objectives

While the Budget is mainly viewed as a financial document, it is also indicative of the Government’s policy priorities and objectives. These priorities and objectives are achieved through the funding of various government agency programs, while capital works provide the necessary infrastructure for government and the private sectors to carry out their economic and social activities.

The Government’s priorities and objectives are detailed in the State Plan: A new direction for NSW, released in 2006. As stated at the time of its release, the State Plan is due for review by the end of the 2009 calendar year and the process is currently under way. The State Plan sets out five areas of activity of the Government, namely:

•	Rights, respect and responsibility;

•	Delivering better services;

•	Fairness and opportunity;

•	Environment for living; and

•	Growing prosperity across NSW.

Rights, Respect and Responsibility

Priorities within this area include reducing crime rates, re-offending, antisocial behavior while increasing participation and integration in community activities.

Delivering Better Services

These priorities include improving access to quality healthcare and improving the health of NSW citizens generally; raising the levels of educational attainment for all students and getting more students to complete high school or vocational training; and delivering a high quality transport system.

Fairness and Opportunity

Priorities here are improving the prospects for Aboriginal people and those with disabilities as well as achieving better outcomes in mental health. Furthermore, the principle of prevention and early intervention is being adopted so as to overcome social disadvantage in the community.

Environment for Living

Under this area, the NSW Government seeks to secure sustainable water supplies and reliable electricity supplies. It also seeks to improve the quality of the natural environment while at the same time improving urban environments.

Growing Prosperity across NSW

These priorities are to increase business investment, maintain and invest in infrastructure and reduce the regulatory burden on business. Further priorities include increased participation in and access to education and training and maintaining the State’s Triple A credit rating.

These priorities guide decision-making and strategic planning for the delivery of NSW Government services. To this end, the Budget and the State Plan are very closely linked as the Budget outlines the available resources to NSW Government while the State Plan helps to determine where to allocate those resources.

State Fiscal Strategy

The State’s fiscal strategy is medium-term in focus and emphasizes fiscal sustainability and a strong balance sheet. The aim is to keep the State’s finances in such a condition that they can support a consistent growth in services over time regardless of any economic and fiscal shocks that may arise. Within this, maintaining the State’s Triple A credit rating is a priority.

There is a focus on aligning revenue and expense growth over the longer term, while a strong balance sheet can absorb any short-term variation between the two. A further advantage of a strong balance sheet is that it allows time for structural adjustments when there are changes to expenses, revenue and capital investment.

The State’s fiscal strategy is guided by a number of medium and long-term fiscal targets in conjunction with a set of fiscal principles, all of which are outlined in the Fiscal Responsibility Act 2005 (NSW). The NSW Government provides annual progress reports against these measures in the Budget Papers. Furthermore, the legislation provides for periodic reviews of the targets to ensure they remain relevant and appropriate.

Legislation also provides for an assessment of long-term fiscal pressures, including from the ageing of the population. The assessment of these trends is published every five years in a Budget publication. The first of these, the NSW Long-Term Fiscal Pressures Report, was published as 2006-07 Budget Paper No. 6. The next report will be released together with the 2011-12 Budget.

The Fiscal Responsibility Act targets and principles keep a check on unsustainable increases in debt and public spending by committing the NSW Government to remain within certain bounds. The process is also transparent due to the legal requirement of annual progress reports against the targets as well as the need to report the impact of policy changes on the Long-term Fiscal Gap. The NSW Government is required to explain any deviations from the targets and outline what remedial steps will be taken to return to them. The Long-term Fiscal Gap, as reported in 2006-07 Budget Paper No. 6, is the difference between the base period primary balance as a share of GSP and the primary balance as a share of GSP at the end of a forty year projection period, on a no policy change basis and accounting for demographic change. The primary balance is the gap between spending and revenue, excluding interest transactions but including net capital expenditure. A positive gap implies that fiscal pressures will be building over the projection period.

In both the medium and long term, the targets aim to keep general government net financial liabilities (“NFL” defined as total liabilities less financial assets, excluding equity in public non-financial corporations and public financial corporations) and general government underlying net debt at sustainable levels. Net debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments loans and placements. Underlying net debt is adjusted for the impact of deposits into the State’s

Liability Management Fund. The Liability Management Fund was initially set up to help manage the NSW Government’s Unfunded Superannuation (pension fund) liability. It was used to hold funds until the NSW Government resolved an issue relating to a funding credit entitlement due to it under Federal income tax legislation. This issue was resolved in the NSW Government’s favor and the funds were paid into the First State Super Fund during 2006-07. The fund now effectively has a zero balance. There is an additional long-term target of fully funding public sector unfunded superannuation liabilities by June 2030.

The Guiding Fiscal Principles are:

•	keeping the budget and forward estimates in surplus;

•	constrained growth in net cost of services and expenses;

•	managing public sector employee costs;

•	evaluation of capital expenditure proposals;

•	managing State finances with a view to long-term fiscal pressures;

•	maintaining or increasing general government sector net worth;

•	funding employer superannuation liabilities;

•	total asset management;

•	prudent risk management; and

•	tax restraint.

Following the failure to pass the NSW Government’s electricity generation and retail reform package legislation in August 2008, Standard & Poor’s put NSW’s Triple A credit rating on negative outlook. In response, the NSW Government brought down a mini-budget in November 2008 which reprioritised the capital program, introduced revenue and expense measures and outlined plans to transfer certain business assets to the private sector. See “— Business Asset Transactions”. With the release of the 2009-10 Budget, Standard & Poor’s removed the negative outlook and reaffirmed NSW’s Triple A rating. In its June 16, 2009 release, Standard & Poor’s indicated that it may reassess the rating if the State materially alters its plans to sell the NSW electricity retail assets, materially fails to implement the savings proposals in the 2009-10 Budget, or there are material changes in revenue and expenditure in connection with the lead up to the 2011 election. In its June 16, 2009 release affirming the Aaa credit rating of the Corporation and NSW, Moody’s Investors Service noted that they would be conducting an in-depth analysis of the budget and its medium term impact on NSW’s financial and debt profile as part of their normal due diligence process, focusing on the achievability of NSWs plans to restore budgetary balance once the economic recovery takes hold. As part of their normal review process, Moody’s met with the Corporation and NSW on July 3, 2009 and a statement from Moody’s is expected towards the end of 2009. Maintaining its Triple A rating is a top priority for NSW.

In the 2009-10 Budget, the NSW Government announced its Better Value and Services Plan, which is a set of five measures designed to constrain expense growth while maintaining and improving service delivery. The five measures that constitute the plan are:

•	Maintain the net cost of wage increases to NSW Government employees at 2.5% per annum. Any increases beyond 2.5% need to be funded from offsetting employee-related savings;

•	Improve NSW Government agency efficiency through the amalgamation of over 160 government agencies and offices into 13;

•	Strategic review of selected aspects of whole-of-government spending, including spending on information and communications technology, asset use and services purchased by the NSW Government;

•	Ongoing expenditure audits of NSW Government agencies; and

•	Assessment of financial and Board performance of all NSW state owned corporations through strategic performance reviews.

Furthermore, the system of efficiency dividends, which was begun in 2005-06, will be extended to 2012-13. Under this system NSW general government agencies are required to make efficiency improvements resulting in savings of 1% of their annual controllable expenses — or about A$300 million across all general government agencies. For 2011-12 and 2012-13 the required savings have been increased to 1.5%.

Structural and Cyclical Budget Impacts

The NSW Government’s budget is affected by both structural and cyclical factors with the fiscal strategy designed to respond to these factors over time. Structural factors are those factors which have a permanent impact on the budget outcome and tend to be on the expense side, although taxation policy changes are structural.

An example of this is employee expenses, which account for almost half of total expenses. Over time, employee expense growth becomes embedded in the cost base so that any extraordinary increases weaken the budget permanently. In order to overcome such weakness, structural changes would need to be made to either revenues (e.g., tax increases) or other expenses. The NSW Government’s wages policy, which seeks to limit the net cost of wages growth to the Government to 2.5% per year is one such structural change that has been implemented. Any cost increases over 2.5% need to be offset by cost reductions in other employee-related expenses.

Cyclical factors are temporary in nature and tend to be on the revenue side. There are four main revenue drivers in NSW that are currently being negatively impacted by the general economic slowdown:

•	Household consumption — GST is levied on most end products purchased by households (e.g., processed foods, transport, insurance, housing). This tax is collected by the Australian Government and then distributed among the States and Territories as General Purpose Payments. See “Financial Relationship with the Commonwealth of Australia”. Household consumption had been easing through 2008 as consumer confidence waned and interest rates remained high, which negatively affected GST collections. While household consumption has improved through the first half of 2009, growth may remain subdued as the impact of the Federal Government’s cash handouts fades and households are faced with lower incomes going forward. The NSW Government is forecasting GST revenues to be lower by about A$4.8 billion in the four years to 2011-12 than expected in the 2008-09 Budget.

•	Employment and wages — Another key state tax is payroll tax. Weaker economic growth should see slowing employment and wages growth, leading to a reduction in payroll tax collections. While collections for 2008-09 are expected to be broadly in line with 2008-09 Budget expectations, the 2009-10 Budget forecasts payroll tax collections to be down 3.0%, or A$190 million, in 2009-10.

•	Property prices — Land tax is levied on the value of unimproved land while purchaser transfer duty is charged whenever a property changes ownership. Both of these taxes are driven by property prices. Movements in land tax receipts tend to be smoother because the unimproved land value which the tax is based on is a three-year moving average. Purchaser transfer duties are far more volatile as they not only depend on price, but also the volume of transactions. The 2009-10 Budget estimates Land Tax receipts to be 3.4% higher in 2009-10 due to higher land values and an increase in the marginal tax rate for land valued over A$2.25 million. Transfer duties are estimated in the 2009-10 Budget to have fallen by 32.8% in 2008-09 and are projected to grow by 3.2% in 2009-10.

•	Coal Prices — NSW also derives revenue from coal royalties paid to it by mining companies. The global economic slowdown is expected to significantly weaken demand for NSW’s coal exports in both value and volume terms, thus impacting revenues, especially from 2009-10 onwards. Royalty revenues were expected to hold up during 2008-09 as export contracts are negotiated only annually in March. ABARE suggests that thermal coal contract prices for 2009-10 have fallen by 44% on last year in U.S. dollar terms (from about US$125/metric ton in 2008-09 to about US$72/metric ton in 2009-10). When converted into Australian dollars, the expected fall in coal export earnings in the coming year should be cushioned somewhat, as the Australian dollar exchange rate has declined about 15.8% since its July 2008 highs.

The global financial crisis and economic downturn is thus expected to have a significant cyclical effect on the Budget, due to its impact on revenues. Given the downturn in revenues, the NSW Government is borrowing against its balance sheet to fund its capital expenditure program without diverting revenues from its recurrent budget and jeopardizing its service delivery commitments.

A major structural shift that is expected to begin over the next three to four years and last until about the middle of the century is the ageing of the population, a common phenomenon among many developed economies. The proportion of the NSW population aged 65 and over is expected to almost double, from 13.7% in 2005 to 24.8% in 2043-44. This will place significant pressure on both Government revenues and expenses. On the one hand, health expenses are expected to rise significantly as an older population is more likely to use health care, while on the other, a smaller workforce (due to the combination of more retirees and lower fertility rates) means that the NSW economy is likely to grow more slowly.

Recent Fiscal Outcomes

The 2009-10 Budget Papers provide revised projections for 2008-09 outcomes based on information available at the time of their preparation,. Actual outcomes for 2008-09 will be reported in the Half-Yearly Review expected to be released during December 2009 following receipt of information for the full 2008-09 year.

Net Operating Balance

The estimated budget outcome for 2008-09 has been revised to a A$1.3 billion deficit, compared to a A$268 million surplus as first estimated in the 2008-09 Budget. This is primarily due to the impact of the global financial crisis and consequent economic downturn on revenues, and follows twelve consecutive years of surplus for NSW. Other factors influencing the budget outcome are extra spending commitments related to increased Australian Government funding and ongoing growth in NSW’s own spending commitments.

Revenues

Despite revenues being significantly adversely affected by the current economic downturn (expected to be down A$10 billion across the four years to 2011-12), actual total revenues for 2008-09 are forecast to be A$48.82 billion, an increase of A$905 million on the original 2008-09 Budget Estimate. While taxation and grant revenues were about A$2.0 billion lower than expected, this was offset by National Agreement and National Partnership payments from the Australian Government exceeding the 2008-09 Budget Estimate by about A$2.5 billion.

Expenses

Actual total expenses for 2008-09 have been revised to A$50.16 billion, higher than projected in the 2008-09 Budget Papers (up A$2.54 billion) and is the main driver of the forecast 2008-09 Budget result. The change in expenses largely reflects significant additional spending linked to increased Australian Government fiscal stimulus and nation building funding, along with earlier than expected payments to the rail and housing sectors by the NSW Government. The change in total expenses also reflects the NSW Government’s support for economic activity and jobs in NSW at a time in which the economy is slowing down, with the goal of placing the State in a sound growth position when conditions improve.

For 2008-09, actual capital spending is forecast to be A$13.69 billion, A$0.24 billion lower than originally budgeted for in the 2008-09 Budget. Capital spending in 2009-10 is forecast to be $17.99 billion, easing back to more sustainable levels by 2012-13. The spike in capital spending during 2009-10 and 2010-11 is due to the Australian Government concentrating its stimulus and nation building spending in those two fiscal years.

Net Debt

Net Debt is forecast to be A$8.1billion at June 30, 2009, higher than the A$6.2 billion estimated in the 2008-09 Budget. As the global financial crisis has weakened the State’s operating position, more of the capital works program is being funded through debt. The increase in net debt will help finance capital expenditure in 2009-10 and beyond as part of the NSW Government’s economic stimulus in NSW.

Net Financial Liabilities

Net Financial Liabilities are estimated to have risen from the 2008-09 Budget amount of A$31.3 billion to a revised A$50.3 billion at June 30, 2009. This is primarily due to the value of unfunded superannuation liabilities rising from an estimated A$17.4 billion at the time of the 2008-09 budget to a revised A$31.7 billion. The rise in unfunded superannuation liabilities was the result of poor equity market returns, a lower discount rate used to value the liabilities and revised demographic forecasts.

From July 1, 2005 the NSW Government adopted a new accounting standard for the estimation of employee-related liabilities (known as AASB 119 — Employee Benefits). The result was to change the discount rate applied by actuaries when valuing the superannuation (pension) liability. The discount rate used now is the long-term Australian Government Bond rate as at valuation date, whereas previously the forecast long-term asset earning rate was used. The change in accounting standards has led to increased volatility in unfunded superannuation liabilities and also higher levels of liabilities.

Net Worth

Net worth is forecast to be A$129.3 billion at June 30, 2009, lower than the A$141.9 billion estimate of the 2008-09 Budget. This is primarily due to the rise in unfunded superannuation liabilities as a result of falling financial asset values due to the global financial crisis, as well as an increase in net debt to support the State’s capital investment program.

The table below shows some of the key budget outcomes for the General Government (i.e., government agencies providing public services and that are funded mainly by taxation), Public Non-Financial Corporations (also known as Public Trading Enterprises — “PTE”, i.e., government businesses that operate on a commercial basis with their main source of revenue derived from user charges) and Total State sectors for the last six years. The Total State sector comprises the General Government sector, Public Non-Financial Corporation sector and Public Financial Corporation sector (i.e., the Corporation and the Lifetime Care and Support Authority).

Key Fiscal Aggregates — Operating Statements (AEIFRS) (1)(2)

	Actual	Actual	Actual	Revised
	2005-06	2006-07	2007-08	2008-09
		(A$ million)

General Government Sector
Total Revenue — of which:	42,629	44,695	46,492	48,818
Taxation	15,902	17,697	18,548	17,712
Grant Revenue				—
Commonwealth — general purpose	10,720	10,938	11,942	11,781
Commonwealth — specific purpose	7,320	6,813	7,578	6,559
Commonwealth — National Partnerships		—	—	3,198
Other grants and contributions	460	454	558	500
Sale of goods and services	3,037	3,306	3,618	3,794
Interest income	1,298	1,314	(172)	440
Dividend and income tax equivalent income from other sectors	1,837	1,951	2,062	1,690
Fines, regulatory fees and other revenue	2,055	2,222	2,358	3,144

	Actual	Actual	Actual	Revised
	2005-06	2006-07	2007-08	2008-09
		(A$ million)

Total Expenses — of which:	40,701	43,900	46,419	50,155
Employee expenses	18,066	18,884	20,499	21,670
Superannuation expenses				—
Superannuation interest cost	933	749	477	696
Other superannuation expenses	1,766	1,822	1,894	2,012
Depreciation and amortization	2,127	2,308	2,466	2,649
Interest expenses	1,184	1,257	1,299	1,413
Other property expenses	—	2	—	1
Other operating expenses(3)	8,864	9,424	10,069	10,865
Grant expenses				—
Current grants and subsidies	6,140	6,615	7,446	7,854
Capital grants	1,621	2,839	2,269	2,995
Net Operating Balance	1,928	795	73	(1,337)
(less) Total net acquisition of non-financial assets(3)	1,497	1,844	1,931	2,173
Net Lending(+) / Borrowing(-)(4)	431	(1,049)	(1,858)	(3,510)
Public Non-Financial Corporation Sector
Total Revenue	15,216	16,905	17,441	19,200
Total Expenses	13,518	13,679	15,007	17,012
Net Operating Balance	1,698	3,226	2,434	2,188
(less) Total net acquisition of non-financial assets(3)	2,240	3,233	3,965	5,903
Net Lending(+) / Borrowing(-)(4)	(542)	(7)	(1,531)	(3,715)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.

(3)	Does not include assets acquired through finance leases.

(4)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial assets. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Key Fiscal Aggregates — Operating Statements (Previous AGAAP) (1)(2)

	Actual	Actual
	2003-04	2004-05
	(A$ million)

General Government Sector
Total Revenue — of which:	37,632	39,081
Taxation	15,018	15,300
Grant Revenue	—	—
Commonwealth — general purpose	9,939	10,181
Commonwealth — specific purpose	5,554	6,010
Other grants and contributions	—	510
Sale of goods and services	350	2,804
Interest income	2,714	1,050
Dividends and income tax equivalent income from other sectors	862	1,508
Fines, regulatory fees and other revenue		1,718
Total Expenses — of which:	36,479	38,841
Employee expenses	16,081	17,112
Superannuation expenses	—	—
Superannuation interest cost	860	1,114
Other superannuation expenses	1,406	1,702
Depreciation and amortization	1,927	1,992
Interest expenses	789	1,190
Other property expenses	—	—
Other operating expenses	8,820	8,886
Grant expenses
Current grants and subsidies	5,381	5,477
Capital grants	1,215	1,368
Net Operating Balance	1,153	240
(less) Total net acquisition of non-financial assets(3)	1,111	901
Net Lending(+) / Borrowing(-)(4)	41	(661)
Public Non-Financial Corporation Sector
Total Revenue	13,118	14,291
Total Expenses	12,157	13,312
Net Operating Balance	961	979
(less) Total net acquisition of non-financial assets(3)	1,137	1,617
Net Lending(+) / Borrowing(-)(4)	(176)	(638)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06, transactions were recorded in accordance with Previous AGAAP.

(3)	Does not include assets acquired through finance leases.

(4)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial assets. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Key Fiscal Aggregates — Balance Sheets (AEIFRS) (1)(2)

	Actual	Actual	Actual	Revised
	As at June 30,
	2006	2007	2008	2009
	(A$ million)

General Government Sector
Net Debt(3)	(3,824)	3,645	5,279	8,087
Net Financial Liabilities(4)	27,526	25,685	29,664	50,261
Net Worth(5)	127,509	136,627	147,148	129,321
Public Non-Financial Corporation Sector(6)
Net Debt(3)	13,625	16,837	16,940	22,132
Net Financial Liabilities(4)	23,212	25,949	27,983	33,348
Net Worth(5)	64,144	67,288	74,146	71,723
Total State Sector(7)
Net Debt(3)	10,211	19,982	21,869	29,186
Net Financial Liabilities(4)	50,661	50,920	57,471	82,610
Net Worth(5)	127,509	136,627	147,148	129,321

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.

(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.

(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).

(5)	Net Worth equals total assets less total liabilities.

(6)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.

(7)	Unpublished NSW Treasury data.

Key Fiscal Aggregates — Balance Sheets (Previous AGAAP) (1)(2)

	Actual	Actual
	As at June 30,
	2004	2005
	(A$ million)

General Government Sector
Net Debt(3)	119	(-1,175)
Net Financial Liabilities(4)	25,072	31,363
Net Worth(5)	123,994	117,337
Public Non-Financial Corporation Sector(6)
Net Debt(3)	12,316	13,187
Net Financial Liabilities(4)	17,800	22,772
Net Worth(5)	67,749	63,448
Total State Sector(7)
Net Debt(3)	12,506	12,659
Net Financial Liabilities(4)	42,891	54,499
Net Worth(5)	123,994	117,337

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06, transactions were recorded in accordance with Previous AGAAP.

(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.

(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations.

(5)	Net Worth equals total assets less total liabilities.

(6)	This sector includes NSW Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.

(7)	Unpublished NSW Treasury data.

2009-10 Budget Projections and Forward Estimates

Policy Settings for the 2009-10 Budget

The table below from the 2009-10 Budget summarizes actual and expected outcomes for economic and employment aggregates:

Economic Performance and Outlook(1)

	Actual				Medium
	2007-08	2008-09	2009-10	2010-11	Term
	Outcome	Estimates	Forecasts	Forecasts	Projection

Real State Final Demand	4.40	1.00	(1.00)	2.50	NA
Real Gross State Product	2.80	0.25	(0.50)	2.25	4.25
Employment	2.40	0.00	(1.75)	0.25	2.25
Unemployment (year average, percent)	4.60	5.75	7.75	8.50	NA
Sydney CPI (through the year to June quarter)	4.30	1.75	2.00	1.50	2.50
Wage Price Index	3.80	3.75	3.50	3.25	3.50

(1)	Percent change, year average, unless otherwise indicated.
NA: Not available.

NSW GSP growth is expected to slow from an estimated 0.25% in 2008-09 to -0.5% in 2009-10 before strengthening to 2.25% in 2010-11. In 2011-12 and 2012-13 real GSP is expected to grow at an above trend annual rate of 4.25%, consistent with recoveries from previous recessions. State Final Demand growth is expected to slow more significantly from an estimated 1.0% in 2008-09 to -1.0% in 2009-10.

Slower demand and output growth is also expected to result in weaker employment conditions. In average annual terms employment growth was flat in 2008-09, in line with Budget estimates, and is expected to contract by 1.75% in 2009-10. The unemployment rate is expected to rise, averaging 5.75% in 2008-09 (it averaged 5.6% during 2008-09) before peaking at 8.5% in 2010-11. Wages growth is also expected to moderate given an easing in labor demand.

Growth in consumer price inflation is still expected to slow through the second half of 2008-09 and into 2009-10, from the high rates recorded in late 2008. Over time, slower demand growth and economic activity should result in the inflation rate, as measured by the Sydney CPI (consumer price index), moving back within the Reserve Bank of Australia’s target range of 2.0% to 3.0%, although the recent depreciation in the Australian dollar is expected to slow the rate of decline. Over the year to June 30, 2010, inflation is forecast to rise by 2.0%.

Operating Statement

Key Fiscal Aggregates — Operating Statement(1)

	Revised	Budget	Est.	Est.	Est.
	2008-09	2009-10	2010-11	2011-12	2012-13
	(A$ million)

General Government Sector
Total Revenue — of which:	48,818	52,958	55,322	57,170	59,365
Taxation	17,712	18,011	19,827	21,099	22,102
Grant Revenue
Commonwealth — general purpose	11,781	12,621	13,526	14,527	15,380
Commonwealth — specific purpose	6,559	6,621	6,986	7,381	7,743
Commonwealth — National Partnerships	3,198	5,796	4,042	2,970	2,641
Other grants and contributions	500	639	663	605	526
Sale of goods and services	3,794	3,859	4,088	4,290	4,528
Interest income	440	390	383	401	427
Dividends and income tax equivalent income from other sectors	1,690	2,218	2,480	2,730	2,823
Fines, regulatory fees and other revenue	3,144	2,803	3,327	3,167	3,195
Total Expenses — of which:	50,155	53,948	55,438	57,084	58,723
Employee expenses	21,670	22,724	23,955	25,215	26,280
Superannuation expenses
Superannuation interest cost	696	851	923	1,037	1,060
Other superannuation expenses	2,012	2,177	2,192	2,197	2,209
Depreciation and amortization	2,649	2,915	3,151	3,285	3,389
Interest expenses	1,413	1,531	1,838	2,006	2,110
Other property expenses	1	1	1	1	1
Other operating expenses	10,865	11,426	11,970	12,393	12,760
Grant expenses
Current grants and subsidies	7,854	8,274	7,952	8,301	8,386
Capital grants	2,995	4,049	3,456	2,649	2,528
Net Operating Balance	(1,337)	(990)	(116)	86	642
(less) Total net acquisition of non-financial assets(2)	2,173	3,975	3,044	1,543	1,417
Net Lending(+) / Borrowing(-)(3)	(3,510)	(4,965)	(3,160)	(1,457)	(775)
Public Non-Financial Corporation Sector
Total Revenue	19,200	22,560	23,767	24,116	25,288
Total Expenses	17,012	19,039	20,245	21,213	22,381
Net Operating Balance	2,188	3,521	3,522	2,903	2,907
(less) Total net acquisition of non-financial assets(3)	5,903	7,215	6,652	5,601	4,853
Net Lending(+) / Borrowing(-)(4)	(3,715)	(3,694)	(3,130)	(2,698)	(1,946)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Does not include assets acquired through finance leases.

(3)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial asset. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Operating Balance

The 2009-10 budget outcome is expected to be a A$990 million deficit, less than the forecast deficit for 2008-09. This operating result reflects a similar set of factors as those affecting the 2008-09 result, principally the impact of the global financial crisis and ensuing global economic downturn on NSW revenues, increased spending related to Australian Government funding for stimulus and nation building projects and continued rises in NSW own spending. More detail on both revenues and expenses is given below.

As the chart below shows, as a result of weaker economic conditions both internationally and domestically, operating deficits are forecast until 2010-11, after which the Budget is projected to return to surplus.

Revenues

Revenues for 2009-10 are expected to be A$53.0 billion, or A$4.1 billion higher than the revised 2008-09 figure of A$48.8 billion (an increase of 8.5%). The main driver of this result is Australian Government funding as part of the fiscal stimulus and nation building packages. Without this funding, revenues would have increased by A$1.5 billion, or 3.0%.

During this period, taxation revenues are forecast to be 1.7% or A$299 million higher as a result of rises in land tax and transfer duty collections although payroll tax collections are expected to contract. Similarly, general purpose grants are expected to rise by 7.1% as a result of NSW’s share of GST revenues rising from 28.8% to 30.2% in line with the Commonwealth Grants Commission’s latest relativities. See “Financial Relationship with the Commonwealth of Australia” for more details on the Commonwealth Grants Commission. Nevertheless, general purpose payments remain well below levels expected in the 2008-09 Budget.

In the four fiscal years to 2012-13, revenues are expected to grow, on average, by 5.0% per year to A$59.4 billion in 2012-13. Stronger revenue growth in the later years is expected due to expected improvements in the housing and labor markets leading to growth in transfer duty and payroll tax receipts, while improved economic conditions generally are expected to cause steady growth in GST receipts.

The 2009-10 Budget assumes that transfer duty revenues will grow by about 44.1% in 2010-11 in line with previous experience (transfer duty is quite volatile, with annual growth varying between -30% and +96% over the last 20 years). It is also expected to continue growing in 2011-12 and 2012-13. Activity in the housing market is expected to be supported by various NSW and Australian Government initiatives and a low interest rate environment. Transfer duties could be affected through the eventual phasing out of the governments’ initiatives and as interest rates rise to more normal levels over time. The expected recovery in transfer duties will not be sufficient to recover the revenue lost in the downturn.

Expenses

Total expenses for 2009-10 are expected to be A$53.9 billion, or A$3.8 billion above the revised 2008-09 total (an increase of 7.6%). As with revenues, expense growth in 2009-10 is driven largely by expenses associated with Australian Government funding. Without these associated expenses, underlying expenses would be up A$2.5 billion on 2008-09 (an increase of 5.0%).

Other major drivers of expense growth in 2009-10 are expected to include employee expenses (mainly wages and leave liabilities), which are expected to rise 4.9% as a result of new funding arrangements for the Health Department, a rise in past agency budget enhancements and added expenses resulting from the Council of Australian Governments’ Reform Agenda, higher superannuation expenses (11.8% higher) due to investment losses, lower mortality rates and higher wages, and increased interest expenses (up 8.4%) due to higher borrowings to fund the capital works program.

In the four years to 2012-13, expenses are expected to grow by an average of 4.0% per annum, after having grown at an average 6.6% over the last four years to 2008-09. This growth is expected to be largely driven by new funding arrangements for the Department of Health, the ramp up of prior years’ initiatives, new initiatives announced in the 2009-10 Budget and expenses related to further payments from the Australian Government under the COAG Reform Agenda.

In the four fiscal years to 2012-13, the continued application of the wages policy, more stringent efficiency dividend requirements and the implementation of the Better Services and Value Plan are expected to drive this lower rate of expense growth, especially in the later years of the forward estimates. This outcome is predicated on agencies continuing the efficiency improvement focus and being able to successfully implement the Better Services and Value Plan.

The 2009-10 Budget has departed from its usual forecasting practice, in line with the approach taken by the Australian Government in its 2009-10 Budget13. In prior years, forecasts would be made for the budget year only, before assuming trend growth in the economy. However, this approach is not appropriate given the current economic circumstances. Instead, forecasts are made for the budget and subsequent year and, beyond that, above trend growth of 4.25% is assumed for the 2011-12 and 2012-13 fiscal years. This reflects the analysis contained in the Australian Government’s Budget, which suggests that following a cyclical downturn, output growth in the transition years (2011-12 and 2012-13 in this case) is typically about 1.5% above the long term trend as the economy accelerates to close the output gap created by the slowdown. Had above-trend growth not been assumed, GSP and revenues would not return to their trend levels.

13 See 2009-10 Federal Budget, Budget Paper no. 1, Statement 2, Box 4: Updated Methodology for Forward Estimates, pp. 2-20 to 2-21.

Balance Sheet

Key Fiscal Aggregates — Balance Sheet(1)(2)

	Revised	Budget	Est.	Est.	Est.
	As at June 30,
	2009	2010	2011	2012	2013
	(A$ million)

General Government Sector
Net Debt(3)	8,087	12,821	15,100	15,826	15,756
Net Financial Liabilities(4)	50,261	53,837	53,719	55,050	55,705
Net Worth(5)	129,321	133,584	141,879	147,887	153,046
Public Non-Financial Corporation Sector(6)
Net Debt(3)	22,132	27,060	31,258	35,441	38,914
Net Financial Liabilities(4)	33,348	38,304	42,773	47,123	50,609
Net Worth(5)	71,723	73,597	76,371	79,620	82,594
Total State Sector
Net Debt(3)	29,186	38,617	44,857	49,473	52,564
Net Financial Liabilities(4)	82,610	91,146	95,517	101,222	105,391
Net Worth(5)	129,321	133,584	141,879	147,887	153,046

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.

(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with Previous AGAAP. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.

(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.

(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).

(5)	Net Worth equals total assets less total liabilities.

(6)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.

Net Debt

From June 30, 2009 to June 30, 2013, General Government sector net debt is expected to rise from A$8.1 billion to A$15.8 billion and Public Non-financial Corporation sector net debt is forecast to rise from A$22.1 billion to A$38.9 billion.

Net Debt to GSP — General Government and Total State

The rise in net debt reflects increased borrowings by both the General Government sector and the Public Non-financial Corporation sector to invest in both social and economic infrastructure. Increases in borrowing by the Public Non-financial Corporations are based on maintaining debt levels that are appropriate to their capital structure, while borrowing by the General Government sector will increase mainly as a result of lower than expected revenues due to weaker economic conditions. Lower revenues means that a greater proportion of the planned capital spend will be funded through increases in net debt.

Social and economic infrastructure includes major projects in rail, ports, water and electricity transmission and distribution. In the General Government sector, there is budgeted to be increased funding for road construction and higher spending on education and health, among other areas. This investment is intended to facilitate and support service delivery and will also help support employment and economic growth.

Net Financial Liabilities

General Government net financial liabilities are forecast to increase from A$50.3 billion at June 30, 2009 to A$55.7 billion by June 30, 2013. Public Non-financial Corporation net financial liabilities are expected to increase from A$33.3 billion to A$50.6 billion over this same period. The Total State net financial liabilities to GSP ratio is projected to rise from 22.0% at June 30, 2009 to 23.9% at June 30, 2013. These ratios would be below the historical high level of 26.6% at June 30, 1995.

There are two main factors driving the increase in net financial liabilities. Increased borrowings to fund the capital program are affecting net financial liabilities for both the Public Non-financial Corporation and General Government sectors, while unfunded superannuation liabilities are impacting the General Government sector. The PFE sector does not significantly affect the level of Total State net financial liabilities as the Corporation’s borrowings are largely offset by the Corporation’s lending to General Government and Public Non-financial Corporation agencies.

Unfunded Superannuation Liability

While the majority of the NSW public sector workforce are currently members of accumulation pension schemes about one quarter are members of closed defined benefit schemes. Under accumulation schemes,

employers annually contribute 9.0% of an employee’s salary to a nominated superannuation fund. Upon retirement, the employee gains access to these funds either as a lump sum or an annuity. Under defined benefit schemes, employees receive a specific benefit for life from their retirement. As more members of the defined benefit schemes retire over time, there will be an increasing need for the NSW Government to fund their pensions.

These liabilities are funded by financial assets which are invested and managed by the superannuation trustees of each scheme. The shortfall between the present value of future benefits to be paid and the market value of the financial assets is the unfunded liability. As part of the Fiscal Responsibility Act 2005 (NSW) the NSW Government has undertaken to fully fund these unfunded liabilities by 2030 through annual cash contributions. Contributions are made such that they are sufficient to fund the liability by 2030, but do not exceed the required amount. The NSW Government’s policy for this approach is to ensure that financial resources are not unnecessarily diverted to the superannuation funds but, rather, are available to meet core government services.

Recently, poor equity market returns and falls in the discount rate used to value the liabilities have led to a significant increase in these unfunded superannuation liabilities (see explanation of the discount rate above under “— Recent Fiscal Outcomes — Net Financial Liabilities”). In the 2008-09 Budget released in June 2008, investment returns on superannuation assets were estimated to be negative 3.8% in 2007-08 and positive 7.9% in 2008-09. The 2009-10 Budget shows the actual outcome for 2007-08 was negative 7.2% and the estimated return for 2008-09 is now negative 10.4%. Including the Judges Pension Scheme and the Parliamentary Contributory Superannuation Fund, net unfunded superannuation liabilities are estimated to be A$31.7 billion at June 30, 2009, declining to A$29.1 billion by June 30, 2013. The NSW Government remains committed to its fiscal strategy of fully funding superannuation liabilities by 2030.

The possibility of ongoing poor equity market results and further falls in the discount rate pose risks to the unfunded superannuation liability. A higher projected unfunded superannuation liability may mean that the NSW Government would have to increase its annual cash contributions to cover any expected shortfall. Contribution levels will be reviewed once the 2009 Triennial Superannuation Actuarial Review, prepared by State Super actuaries Mercers, becomes available (expected in December 2009). An increase in unfunded superannuation liabilities would put pressure on the State’s Triple A credit rating, to the extent that unfunded superannuation affects the State’s net financial liabilities.

The chart below shows the effects of the change in accounting standards and the impact of poor equity returns on the unfunded superannuation liability. A$7.175 billion was paid in 2006-07 from the Liability Management Ministerial Committee (“LMMC”) to reduce the Crown superannuation liabilities.

Net Worth

In the four fiscal years ending June 30, 2013, Total State net worth is expected to increase by an average of 4.3% per fiscal year to A$153.0 billion at June 30, 2013. This follows a rise of 4.4% per year, on average, in the four fiscal years to June 30, 2008. Non-financial assets are expected to rise by A$46.5 billion, or 21.9% over this time, again reflecting the projected significant increase in infrastructure investment.

Public Non-Financial Corporation Sector

The Public Non-Financial Corporation (“PNFC”) sector is also known as the Public Trading Enterprise or “PTE” sector. This sector includes those government businesses whose revenue is mainly derived from user charges (as opposed to taxation) and operate with a broadly commercial orientation, providing a return to government in the form of dividends and tax equivalent payments. NSW PNFCs do not pay income tax to the Australian Government as do private corporations. Instead the income tax payable is paid to the NSW Government as a “tax equivalent” payment. There is also a second class of PNFCs which provide various public services (such as housing and transport) and are funded through budget grants in addition to user charges. In NSW, some of the larger PNFCs are:

Major NSW State PNFCs (1)

Sector	Business

Electricity Generation	Delta Electricity Eraring Energy Macquarie Generation
Electricity Transmission	TransGrid
Electricity Distribution and Retail	Country Energy Energy Australia Integral Energy
Water	Hunter Water Corporation State Water Corporation Sydney Water Corporation

Sector	Business

Ports	Newcastle Port Corporation Port Kembla Port Corporation Sydney Ports Corporation
Transport(2)	Rail Corporation of NSW Rail Infrastructure Corp. State Transit Sydney Ferries
Housing(2)	Department of Housing
Other	NSW Lotteries WSN Environmental Solutions

(1)	See “— Business Asset Transactions”, below for further details on which PNFCs are affected by the NSW Government’s asset transfer plans.

(2)	These PNFCs also rely on budget grants as part of their overall funding.

PNFCs are not subject to debt and equity market scrutiny in the same way as private sector businesses. To ensure government businesses operate efficiently, the NSW Government introduced the Commercial Policy Framework in the early 1990s. The framework aims to replicate within government businesses the private sector disciplines and incentives that promote efficient commercial practice. The framework applies to all PNFCs, including State owned corporations, which are governed by the State Owned Corporations Act 1989 (NSW).

Some of the commercial PNFCs are subject to regulatory oversight. The electricity distribution and transmission businesses are regulated by the Australian Energy Regulator, while the retail arm of the distributors is regulated by the NSW Independent Pricing and Regulatory Tribunal (“IPART”). IPART is also responsible for regulating the water corporations.

As part of their role, the regulators determine the user charges that the electricity and water PNFCs are allowed to charge customers. These determinations are made such that the PNFCs can earn commercial rates of return on and of capital and normally last for a fixed period of years. The current determination for the electricity distributors and transmitters is in force until June 30, 2014 and the current determination for Sydney Water, the largest of the water corporations in NSW, expires on June 30, 2012. The current determination for the electricity retailers expires June 30, 2010 and IPART is currently preparing its report for the next period, which will run from July 1, 2010 to June 30, 2013.

The figures in the discussion below on the PNFC sector’s financial performance are based on the assumption that the current ownership and control of various PNFCs remains unchanged.

Operating Balance

In 2008-09, the PNFC operating balance was a A$2.2 billion surplus, about A$246 million below the 2007-08 result. Higher sales of goods and services grant revenues were offset by increases in employee, depreciation, interest and operating costs.

The 2009-10 Budget estimates an operating balance of A$3.5 billion, with total revenues of A$22.6 billion compared to total expenses of A$19.0 billion. Expenses are expected to be 11.9% higher in 2009-10, with operating expenses and interest expense the main contributors.

In the four years to 2012-13, the operating balance is expected to rise by an average of 7.4% per annum, compared to 22.3% average annual growth in the four years to 2008-09. Both revenues and expenses are expected to grow at an average of about 7.1% per year in the four years to 2012-13.

Revenues

The overwhelming majority of total PNFC revenues come from goods and services sales and grants. Given the current regulatory determinations in force for the largest of the commercial PNFCs, they are not expected to be significantly impacted by the recent and ongoing economic weakness. Going forward, their large and growing asset base should support earnings growth. Similarly, those PNFCs largely funded through government grants will also experience steady, albeit more modest, revenue growth. The ports corporations and Forests NSW, which are more reliant on economic conditions, have been impacted by the recent weakness but are expected to recover in line with the overall economy.

As a group, 2008-09 PNFC revenue was A$19.2 billion, an increase of 10.1% on the year before. In 2009-10 PNFC revenues are forecast to grow by 17.5% to A$22.6 billion, driven mainly by increases in sales of goods and services (up 15.8%) and higher grant revenues (up 27.2%). The large increase in grant revenues is mainly due to funding provided by the Australian Government to Housing NSW as part of the February 2009 fiscal stimulus package and the National Partnership on Social Housing.

In the four years to 2012-13, revenues are forecast to grow at an average 7.1% per year. This growth results mainly from ongoing regulated returns for the energy and water businesses. The Australian Government grants mentioned in the previous paragraph are also expected to support revenue growth over this period, especially in 2009-10.

Expenses

Expenses in 2008-09 were A$17.0 billion, up 13.4%, or A$2.0 billion, on 2007-08. General operating expenses contributed the most, rising by about A$880 million, followed by higher employee expenses and depreciation costs, with rises in depreciation resulting from the expansion of the capital program.

In 2009-10 expenses are expected to grow by about 11.9% to A$19.0 billion. While operating expenses are the main driver, interest expense will also impact on growth as the PNFCs increase their debt to fund their extensive capital programs. A greater asset base will also lead to higher depreciation costs.

These same factors were expected to drive expense growth in the years 2009-10 to 2012-13. Overall, expenses were forecast to rise by about 31.6% from 2008-09 to 2012-13, or approximately 7.1% per annum, on average. This compares to annual average growth of 6.3% per year in the four years to 2008-09.

Capital Expenditure

Of the A$62.9 billion in capital spending announced in the 2009-10 Budget (for the four years from 2009-10 to 2012-13), A$37.4 billion is to be undertaken by the PNFC sector. Capital spending in the electricity sector (which includes generation, transmission, distribution and retail) is expected to reach A$15.7 billion and is being driven by customer growth, increasing summer peak demand and replacement and renewal of assets that reach the end of their useful life.

Other major areas of spending include water (A$5.4 billion), transport (A$10.7 billion) and social housing (A$4.2 billion). Water sector spending will be driven by the need for asset renewal and expansion and various government initiatives. The main drivers of transport spending include upgrades in the rail sector, such as the purchase of new train carriages and improvements to the rail network, while the increase in Social Housing spending is due to the implementation of the Australian Government’s fiscal stimulus plan and Social Housing agreement.

Steady growth is expected in capital spending for electricity throughout the four year period to 2012-13. However, for the PNFC sector as a whole, capital spending is expected to peak in 2009-10 and return to more sustainable levels thereafter. The main reasons for this are the completion of Sydney Water’s desalination plant and the Port Botany expansion, as well as the fact that planned housing spending is concentrated in 2009-10.

The PNFC capital program will be mainly funded through increases in debt and operating balances (net of depreciation). From June 30, 2009 to June 30, 2013, net debt is forecast to increase by A$16.8 billion, of which A$13.1 billion will be borrowed by the commercial PNFCs. This will also lead to higher gearing ratios for the commercial PNFCs, from 48.0% in June 2009 to 58.0% by June 2013. The gearing ratio is defined as the ratio of net debt to net debt plus equity. Nevertheless, as the regulators allow for commercial returns on capital spending, these higher debt levels should be supported by corresponding increases in revenues.

Risk Management

Treasury Managed Fund

In 1989, the NSW Government established a self-insurance scheme known as the Treasury Managed Fund to cover all insurable risks of participating Government agencies. Its aim is to help agencies reduce their risk exposure so they can spend more of their available resources on providing core services. The Treasury Managed Fund is owned and underwritten by the NSW Government, with full funding of the General Government sector’s self-insurance scheme achieved in 2003.

The Treasury Managed Fund covers workers’ compensation, public liability, property, comprehensive car insurance and miscellaneous claims. Membership in the Treasury Managed Fund is compulsory for all General Government budget dependant agencies and voluntary for all other public sector agencies. It does not cover compulsory third party claims. Compulsory third party claims insurance is used to provide protection to drivers in the event that a claim for personal injury or death is made against them as a result of negligent driving.

The Treasury Managed Fund is funded through premiums paid by agencies. Through the use of “hindsight adjustments” to these premiums the fund seeks to encourage best management practice by the agencies as ultimately risk management responsibility lies with the agencies. Hindsight premiums adjust the deposit premiums by taking into account the claims experience of the Treasury Managed Fund, member agencies and the NSW WorkCover scheme for the Fund year being adjusted. The target premium is recalculated to reflect the more recent estimates of total costs for the Fund year. Then, the new target premium is distributed among the agencies according to their reported claims costs for that year.

As at December 31, 2008, the Treasury Managed Fund held net assets of A$108.0 million.

NSW Self Insurance Corporation

The NSW Self Insurance Corporation (“SICorp”) was established by the NSW Self Insurance Corporation Act 2004 (NSW). Its main tasks are to:

•	operate one or more Government managed fund schemes;

•	enter into agreements or arrangements with other persons to provide services in relation to the operation of any Government managed fund scheme;

•	enter into insurance or other agreements or arrangements to cover the liabilities to which the managed fund scheme applies; and

•	act for the State or an authority of the State in dealing with claims.

SICorp manages assets in compliance with its Net Assets Holding Level Policy to fund the Government’s insurance liability costs. The policy dictates the appropriate level of reserves for the Treasury Managed Fund. This policy sets the Treasury Managed Fund reserve for insurance activity at an amount equal to 10% of outstanding claims liabilities plus the amount the Fund retains for a single major loss before its reinsurance protection is activated. The net assets position is reviewed each December 31. Excess reserves are paid to the Consolidated Fund via the Crown Finance Entity while deficits will require contributions from the Crown Finance Entity.

Strong investment returns up until August 2007 and favorable claims experience created ongoing excess reserves. The Treasury Managed Fund (“TMF”) transferred these excess reserves to the Consolidated Fund of Crown Finance Entity, contributing A$1 billion in 2006 and A$910 million in 2007. A further transfer of A$300 million was made in 2007-08. For the year ended December 31, 2008, the TMF’s investment return was -10.6% and, as such, there was no excess reserve to pay into the Consolidated Fund. In 2009-10, for the first time since its creation, the TMF will need additional funding from the Crown Finance Entity, in the amount of A$390 million.

NSW WorkCover Authority

The NSW WorkCover Authority was established in 1989 to monitor the Workers’ compensation system, license self- and specialized insurers to provide Workers’ compensation insurance and regulate insurers and manage Scheme Agents on behalf of the Nominal Insurer. It ensures that the administration of insurers provides for the efficient operation of Workers’ compensation insurance arrangements and also promotes compliance with workplace safety legislation.

The New South Wales Workers’ Compensation Scheme (the “WorkCover Scheme”) is a compulsory no-fault insurance scheme that provides Workers’ compensation insurance for all the State’s employers and employees, apart from those employers that are self-insurers or are covered by separate industry/interest based schemes. As at June 30, 2008, an independent valuation from PricewaterhouseCoopers estimated the WorkCover Scheme to be in surplus by A$625 million.

The Workers’ Compensation Nominal Insurer, whose Registered Business name is “The NSW WorkCover Scheme,” was created on February 18, 2005 by the Workers’ Compensation Amendment (Insurance Reform) Act 2003 (NSW). As a reporting entity, it comprises all entities under its control, namely the Workers’ Compensation Insurance Fund (“Insurance Fund”). The Nominal Insurer operates as a licensed Workers’ compensation insurer. The Insurance Fund holds premiums and all other funds received.

The WorkCover Authority acts for the Nominal Insurer. The legislation also established the Workers’ Compensation Insurance Fund Investment Board to determine investment policies for assets within custody of the Insurance Fund. The Investment Board reports to the Minister on the investment performance of the Insurance Fund.

The Acts state that the insurance claim liabilities of the Nominal Insurer can only be satisfied from the Insurance Fund and are not liabilities of the State, WorkCover Authority or any other authority of the State. The reporting entity is not consolidated as part of the NSW Total State Sector Accounts.

Lifetime Care and Support Authority

The Lifetime Care and Support Authority is a statutory Authority established by the Motor Accidents (Lifetime Care and Support) Act 2006 (NSW). It is responsible for the administration of the Lifetime Care and Support Scheme. This includes developing and implementing the processes, policies and guidelines for the Scheme. The purpose of the Scheme is to provide treatment, rehabilitation and attendant care services to people severely injured in motor accidents in NSW, regardless of who was at fault in the accident.

The Scheme is fully funded by levies on compulsory third party insurance premiums collected by licensed insurers. It is not expected to create a call on the NSW Government as any increases in costs associated with the Scheme should be funded through changes to the premiums paid, based on actuarial reassessment.

Capital Program

As described above under “—  Balance Sheet — Net Debt”, a significant increase in capital investment was announced in the 2008-09 Budget. Total investment in the four years to 2011-12 was projected in the 2008-09 Budget to be A$57.6 billion, compared with A$36.5 billion in the four years to 2007-08. In November, capital investment for the four years to 2011-12 was reduced to A$56.9 billion as projects were deferred or reprioritized.

High levels of capital investment are expected to be maintained in the four years to 2012-13 with the 2009-10 Budget estimating that total capital spending will be A$62.9 billion (of which about A$5.0 billion is funded by the Australian Government as part of the fiscal stimulus package announced in February 2009). The majority of this spending will be undertaken by the PTE sector, especially the regulated energy businesses and the water sector. The capital program peaks in 2009-10, reflecting the fact that much of the Australian Government’s spending is concentrated in 2009-10 and 2010-11. The size of the capital program declines thereafter to levels that are seen as more sustainable in the long run.

The capital program is intended to be primarily funded through operating surpluses (net of depreciation), increases in net debt, asset sales, Australian Government funding and other sources (such as accruals and provisions).

The NSW Government submitted a number of priority projects to Infrastructure Australia, seeking substantial funding from the Australian Government’s Building Australia Fund. The Building Australia Fund was set up by the Australian Government in 2008 to finance critical national transport and communications infrastructure which cannot be delivered by the private sector or the States. Building Australia Fund capital and earnings will be invested in key infrastructure projects according to the recommendation of Infrastructure Australia. As part of the NSW Government’s risk management approach, these projects will only proceed before 2012 if they are substantially funded by the Australian Government.

All projects submitted by the NSW Government to Infrastructure Australia (valued at A$45.7 billion as at February 2009) were included on Infrastructure Australia’s preliminary list. Infrastructure Australia indicated that all projects on the preliminary list will need further analysis before they can be recommended for funding and prioritized. The Australian Government released Infrastructure Australia’s Infrastructure Priority List in May 2009 together with the 2009-10 Budget, with NSW receiving A$2.17 billion of the total A$22.0 billion that was made available for road, rail and port, education and health infrastructure projects. Some of the major projects for which NSW obtained funding include:

•	A$1.29 billion for the Hunter Express Way;

•	A$618 million for the Kempsey Bypass; and

•	A$96.4 million for the Nepean Hospital redevelopment.

The Australian Government’s February 2009 fiscal stimulus package and May 2009 Budget is providing a further boost to investment in NSW, especially in the areas of education and public housing. NSW will receive roughly one third of the A$21.1 billion announced by the Australian Government to be spent on these particular areas between 2008-09 and 2011-12. Spending will mainly involve the upgrading of current and construction of new education facilities and social housing, which should stimulate activity in the construction industry. Construction of approved housing projects began in April 2009, and education-related projects commenced at the end of June 2009.

In June 2008, the NSW Government released the 2008-09 State Infrastructure Strategy, which outlines the capital program for the 10 years to 2017-18. The entire program was expected to cost approximately A$143 billion, more than the A$110 billion that was forecast in the previous State Infrastructure Strategy (which covered the period from 2006-07 through to 2015-16). The 2008-09 State Infrastructure Strategy has since been revised as the legislation concerning the electricity sector reforms was not passed in the NSW Parliament. See “New South Wales Government Finances — State Fiscal Strategy” for further details.

There is now an annual infrastructure review to develop the 10-year State Infrastructure Strategy. This review considers agencies’ ten-year capital and maintenance plans and priorities and the affordable levels of expenditure over the next 10 years. Preliminary business cases and strategic gateway reviews are required for projects that are valued at over A$10 million and proposed to start within the four-year forward estimates period, or proposed for public announcement. Agencies also need to submit preliminary business cases for projects which are over A$50 million and are proposed to commence in five to ten years.

Budget Committee considers the annual infrastructure review in determining the rolling 10-year State Infrastructure Strategy. Final project approval is still part of the annual budget process.

These reforms improve prioritization of asset acquisition and service outcomes within available funding across Government and provide earlier reviews of investment proposals, resulting in better project risk management and resource allocation, and medium-term capital spending in line with the fiscal strategy.

Privately Financed Projects

A Privately Financed Project (“PFP”) is a contractual arrangement under which the Government grants a concession to the private sector to supply and operate economic or social infrastructure that would traditionally have been acquired and operated by the public sector. Examples include toll roads, railway stations, hospitals, water treatment plants prisons and car parks.

Under a PFP, a public sector entity (the purchaser) arranges for a private sector entity (the operator) to provide the infrastructure and associated services for an agreed period (the concession period). It is integral to most PFPs that the private sector operator designs, finances, builds and operates the infrastructure needed to provide the contracted service for the concession period. PFPs typically include both a capital component and a continuing service delivery component. They are generally complex and involve high capital costs, lengthy contract periods that create long-term obligations and a sharing of risks between private and public sectors.

PFPs can take various forms, including “Build, Own, Operate”; “Build, Own, Operate, Transfer”; and “Build, Operate, Transfer”. They are sometimes called Public Private Partnerships or “PPPs,” Service Concession Arrangements or Private Provision of Public Infrastructure (“PPPI”).

Differences between Economic and Social Infrastructure Delivery

Economic Infrastructure	Social Infrastructure

Revenues are often from third parties — subject to market-based resource allocation	Usually paid from consolidated revenues—subject to Government resource allocation decisions
Infrastructure provider faces genuine market risk	Usually no market risk to provider of infrastructure—payment streams are usually subject to long-term contract or budget allocation
Traditionally delivered through a Government Business Enterprise (including a State-owned corporation)	Traditionally delivered through a general Government agency
Revenue risks are a key driver of financial outcomes	Cost risks are a key driver of financial outcomes

PFP projects generally revert to government at no cost at the expiry of the concession term (commonly around 30 years). The guidelines differentiate between social and economic infrastructure. Generally, social infrastructure PFPs (for example, schools and hospitals) are paid for by the General Government sector entity, with the private party providing the infrastructure having no exposure to “market/demand risk”. In contrast, with economic infrastructure, the revenue of the private party is derived from third party revenues, exposing the private party to “market/demand risk” (for example, toll roads).

Social infrastructure projects require a public sector agency to make a series of unitary service payments to the private sector over the term of the arrangement.

In social infrastructure projects, where the agency is usually considered to have acquired the asset/infrastructure by way of a finance lease, part of each unitary service payment relates to the acquisition of the property, while the balance relates to operational services during the contract period. For budgeting and accounting purposes, the property acquisition is required to be separated from the operation services and then further disaggregated into the payments for the asset (principal) and the related finance charge (interest).

There is no official Australian Accounting standard for PPPs, but all Australian Treasuries endorsed using the UK Accounting Financial Reporting Standard (FRS) 5. In accordance with this standard, social and economic infrastructure are accounted for in a different manner due to their unique risk profiles.

The balance sheet treatment for PPP infrastructure projects depends on the terms of the contract and the risk transfer that it achieves. Under FRS 5, the owner of the asset is deemed to be the party that has the greatest proportion of risk and benefits associated with the “property-related payments”. The accounting and budget impact of a PPP transaction depends on it being classified as either an operating (private ownership) or financing lease (public ownership). The majority of social infrastructure PPPs are consequently classified as finance leases, being accounted for in accordance with AASB 117-Leases. They are treated as on-balance sheet transactions, as the government agency usually will be deemed the owner of the asset. The leased property is recognized as an asset at the point of commissioning, with a corresponding liability to make periodic payments to the PPP Company.

NSW Treasury has adopted an approach that entails calculating a notional finance lease, based on an implicit interest rate, in order to derive a lease profile for the asset over the life of the project. Once solved, notional principal and interest components of the service payment can be recorded on an agency’s financial statements.

The asset should be depreciated over its useful economic life, and the liability should be reduced as payments for the property are made. The remainder of the PPP payments, being the unitary service payment less the capital repayment and the interest charge, should be recorded by the agency as an operating cost. Accordingly, social infrastructure PPPs should be accounted for in accordance with AASB 117 -Leases.

In contrast, economic infrastructure projects are generally recognized as an “emerging asset” over the concession period. The future fair value of the asset at the end of the concession period is estimated and progressively recognized on the Government’s balance sheet over the concession period. This recognition may occur on a straight line or annuity approach basis.

Privately financed projects have been used in NSW for over 20 years, with one of the first projects being the Sydney Harbor Tunnel, for which the contract was awarded in 1986-87. Since then, many types of infrastructure has been procured by the NSW Government through PPPs, some of which are listed below:

Privately Financed Public Infrastructure Projects in NSW

Project Description	Year of Contract

Sydney Harbor Tunnel	86-87
M4 Motorway	91-92
M5 Liverpool to Beverley Hills Section	92-93
Macarthur Water Treatment Plant	93-94
Prospect Water Treatment Plant	93-94
Hawkesbury Hospital	94-95
Light Rail Ultimo-Pyrmont	94-95
New Southern Railway	94-95
M2 NorthWest Transport Link	94-95
Olympic Village	96-97
Olympic Stadium	96-97
Eastern Distributor Road	97-98
Olympic Multiple Use Arena	97-98
St George Hospital Car Park	98-99
Extension of Light Rail to Lilyfield	99-00
Prospect Water Treatment Plant — Supernatant Filtration	00-01
Cross City Tunnel	02-03
New Schools One	02-03
Lane Cove Tunnel	03-04
Eastern Creek Alternative Waste Treatment Plant	02-03
Western Sydney Orbital	02-03
New Schools Two	05-06
Newcastle Mater Hospital	05-06
Long Bay Gaol and Forensic Hospitals	05-06
Bonnyrigg Social Housing Project	05-06
Railcorp Rolling Stock	06-07
Colongra Gas Transport and Storage Facility	07-08
Camellia Recycled Water Plant	08-09
Royal North Shore Hospital	08-09

In November 2008, the NSW Government stated it would continue its policy of procuring capital projects through PPPs, but only when such arrangements provide the State with value for money relative to public procurement and financing.

Business Asset Transactions

In November 2008, the NSW Government announced that it would look into the divestment of a number of government businesses. These include NSW Lotteries, WSN Environmental Solutions (a waste service provider), the Superannuation Administration Corporation (trading as Pillar), and the Roads and Traffic Authority’s non-standard number plates business. These measures are additional to the transfer of electricity retail businesses, generation development sites and the right to trade generation output that were announced by the NSW Premier on November 1, 2008.

A number of benefits accrue to the NSW Government from transferring these businesses to the private sector. The proceeds can be used to repay the outstanding debt of the businesses being sold and any general government sector debt or they can be reinvested in financial assets to earn a market return.

Furthermore, and especially for the more capital intensive businesses, any future planned capital expenditure that was to be undertaken by the NSW Government will be carried out by the private sector owner instead. In these cases, the effect will be to improve NSW’s balance sheet position by reducing levels of net debt and net financial liabilities. As is normal budget practice, the 2009-10 Budget does not assume any change to the current ownership and control of various business assets, nor does it include any budget impacts from potential asset transactions.

For each proposed transaction, a Steering Committee or Working Group has been established to broadly assess any issues surrounding the transaction, including regulatory issues and the readiness of the business to be divested, as well as to oversee the divestment process. This is being done to ensure that the NSW Government’s objectives, including securing appropriate value for each business, are realized.

Specialist financial, accounting, tax and legal advisers for the proposed transactions were appointed to undertake detailed strategic investigations of the potential transactions and to assist with the transactions should they proceed. The investigations into the sale of Lotteries and Pillar Administration have been completed, while the investigations into WSN Environmental Solutions and the Roads and Traffic Authority’s Specialist licence plate business are ongoing.

The NSW Government intends to proceed with the Lotteries transaction by offering the market a long term exclusive licence for the distribution of NSW Lotteries products. The NSW Government will retain key brands and intellectual property and will continue collecting duties on the sale of lottery products of approximately A$300 million per year. Parliament passed the legislation authorizing the sale of NSW Lotteries in September 2009. The transaction has now progressed to the next phase and is currently expected to be finalized by early 2010. It is expected that legislation for WSN Environmental Solutions and Pillar Administration will be prepared by the end of 2009, while no parliamentary approval is required for the electricity transactions.

The investigation into Pillar revealed that value would be significantly enhanced through a number of key strategic initiatives, including efficiency improvements and growth opportunities. The sale will proceed once management has further progressed these key business improvement initiatives.

The most significant divestment is that of the transfer of electricity retail businesses, generation development sites and the right to trade generation output. This will provide the private sector with the vertical integration benefits and market exposures that were identified in the Owen Inquiry as important for private sector investment in new baseload generation. It will also remove the Government from active participation in the electricity supply market, which will remove the private sector’s concerns regarding the potential for non-commercial bidding and investment behaviour by Governments.

The divestment of Government-owned development sites will further provide the private sector with access to suitable locations to build power stations. It is expected that this combination of measures, plus the increasing certainty surrounding emissions trading, will stimulate private sector baseload investment.

On March 5, 2009, the NSW Government released its Energy Reform Strategy — Defining an Industry Framework. This document contains details and options for the structuring of the electricity trading rights proposal. Work on the separation of the retail and distribution businesses is well-progressed, as is the development application process for the generation sites to be sold. The market sounding phase has been completed and the proposed sale strategy has been made public.

The transaction phase of the energy reform project commenced at the end of September through a call for expressions of interest from domestic and international electricity industry operators and investors. Key features of the transaction strategy include:

•	The sale of the retail operations of EnergyAustralia, Integral Energy and Country Energy, generation trading (Gentrader) contracts for the output of the State’s generators and the sale of future power station development sites;

•	To increase the likelihood of a new entrant in the generation sector, the output of the two largest generating companies, Macquarie Generation and Delta Electricity, will be separated into two distinct contract “bundles” each, while the output of Eraring Energy will be offered in its current configuration;

•	State-owned power stations, transmission and distribution networks (the poles and wires) will remain in public ownership and the independent pricing regulator will continue to set regulated retail prices until at least 2013; and

•	The NSW Government will simultaneously prepare documentation for a share market listing of an entity that combines the retailing operations of Integral Energy, the generation trading contract for Eraring Energy and the development site at Bamarang on the NSW South Coast (the potential IPO assets).

Initially, the private sector will have the opportunity to purchase the potential IPO assets through a trade sale. Following an assessment of the bids, the NSW Government may elect to proceed with an IPO if it believes that an IPO will maximize taxpayer returns.

As the 2009-10 Budget is prepared on a no sale basis, there is no risk to the State’s balance sheet should the sales not proceed. Furthermore, the revised State Infrastructure Strategy (released November 2008) already accounts for possible increased capital spending on the State’s electricity generation assets.

FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Financial relations between the Commonwealth of Australia and the several Australian States and Territories are governed by the Australian Constitution. The Constitution outlines the division of responsibilities between each level of government and also the revenue sources available to such level. Constitutionally, the Commonwealth has exclusive power to impose excise and customs duties and goods and services tax. Furthermore, in 1942, the Commonwealth assumed income tax imposition authority from the States and Territories and has since been the sole income taxing authority in Australia.

Capital gains tax is not payable on assets purchased or acquired before September 20, 1985, although gains on the sale of such property in particular circumstances are taxed as income. The Commonwealth currently raises no wealth taxes, estate or gift duties. The States and Territories may impose payroll taxes, stamp duties and land taxes, while local governments impose rates charges based on the rateable value of real property.

Since the establishment of the Australian Commonwealth in 1901, one of the main issues in Commonwealth-State relations has been what is referred to as “Vertical Fiscal Imbalance”. Vertical Fiscal Imbalance is the mismatch between the revenue-raising capacity and spending responsibilities of different levels of government. State Governments have limited revenue-raising capacity and large spending responsibilities whereas the Commonwealth raises much more revenue than it needs for its purposes. Furthermore, State taxes also tend to have narrower bases, are less efficient (because they tend to affect economic decision-making by private agents more) and have historically grown at slower rates than Commonwealth taxes.

To remedy Vertical Fiscal Imbalance, the Commonwealth provides both general purpose payments and specific purpose payments to the States, as described further below. These payments are based on periodic agreements entered into by the Commonwealth and State and Territory Governments. Until recently, the overall framework for the distribution of general purpose payments to the States and Territories was provided by the Intergovernmental Agreement on the Reform of Commonwealth — State Financial Relations (the “Intergovernmental Agreement”), agreed in June 1999.

This Intergovernmental Agreement was replaced by the Intergovernmental Agreement on Federal Financial Relations from January 1, 2009. The new Intergovernmental Agreement did not change the general purpose payment distribution arrangements. However, it did replace the specific purpose payment system with a new system of “National Agreements”. There are now only six specific purpose payment categories (rationalized down from 90 previously), which are related to the National Agreement policy areas of healthcare, education, skills and workforce development, disability, affordable housing and national indigenous reform. Each National Agreement clarifies the roles and responsibilities between levels of government and contains the objectives, outcomes, outputs and performance indicators that will guide the States in their service delivery for each policy area.

Another issue is that of “Horizontal Fiscal Equalization”. This is the principle used to ensure that all States and Territories have the fiscal capacity to provide a comparable standard of services to their respective citizens. The central feature of this process is the Commonwealth Grants Commission, first established in 1933. The Commonwealth Grants Commission advises the Federal Treasurer (who ultimately can accept or reject the Commonwealth Grants Commission’s advice) on how to distribute the available GST revenue grants between the States and Territories. This advice is based on an analysis of the ability of each State and Territory to raise revenues and provide services.

The Commonwealth Grants Commission is currently reviewing the way it calculates how the available GST revenue grants should be distributed among the States. A draft report was released in June 2009 with a final report expected to be released in late February 2010. The NSW Government is concerned that the new methodology that the Commonwealth Grants Commission is proposing will leave NSW worse off than it is under the existing system. It is estimated that under the proposed new methodology NSW faces cuts of around $400 million in 2010-11, increasing to around $900 million in 2012-13.

The NSW Government continues to raise its concerns and objections about the proposed methodology with the Commonwealth Grants Commission through discussions and submissions within the review process.

In 1923, the Australian Loan Council (the “Loan Council”) was established in order to coordinate borrowings by the Commonwealth and State and Territory Governments. The Loan Council consists of the Australian Prime Minister and the Head of each State and Territory. In practice, each member is represented by a nominee, usually the Treasurer of that jurisdiction, with the Federal Treasurer as Chairman.

While the Loan Council still exists, its primary function now is to promote transparency of public sector financing rather than adherence to strict borrowing limits. Each year, the Commonwealth and State and Territory Governments nominate the amount they want to borrow and the Loan Council meets to consider and approve these nominations. These arrangements are designed to enhance financial market scrutiny of public sector borrowing and facilitate informed judgments about each Government’s financial performance.

General Purpose Payments

General purpose payments by the Commonwealth are payments to the States and Territories which can be expended as the respective States and Territories see fit. They are generally provided under agreements entered into from time to time by the Commonwealth and the States and Territories.

The framework for the Commonwealth’s payment of general purpose payments to the States was provided by the Intergovernmental Agreement of June 1999 and the new Intergovernmental Agreement of December 2008 left the framework unchanged. The new Intergovernmental Agreement provides, among other things, that:

•	the Commonwealth pays to the States and Territories all the revenue it collects from the GST implemented since July 1, 2000;

•	the States and Territories can spend the GST-related grants as they wish;

•	the GST-related payments are distributed among the States and Territories on Horizontal Fiscal Equalization principles, which seek to ensure that all States and Territories have the fiscal capacity to supply services of a similar standard to their citizens, provided they make similar efforts to raise their own revenue and operate at average levels of efficiency; and

•	the States and Territories abolish bed taxes, financial institutions duty, stamp duty on marketable securities and debits tax by July 1, 2013. All States and Territories have already abolished these taxes and duties.

The remaining taxes referred to by the new Intergovernmental Agreement are stamp duty on the transfer of non-land business assets, mortgage duty, stamp duty on the transfer of unquoted marketable securities, hiring duty and lease duty.

Hiring Duty and Lease Duty were abolished from July 1, 2007 and July 1, 2008, respectively. The remaining taxes were due to be abolished between January 1, 2009 and July 1, 2011. However, in light of NSW’s current fiscal position, their abolition has been delayed until July 1, 2012.

The original Intergovernmental Agreement did not specify a timetable for the abolition of these six taxes.

The economic slowdown is expected to continue to impact negatively on GST revenues and hence general purpose payments to all the States and Territories, not just NSW. The 2009-10 Budget estimates that for 2008-09 general purpose payments will be A$11.8 billion, which is A$1.2 billion lower than first estimated in the 2008-09 Budget and A$1.4 billion lower for 2009-10. Overall, it is now expected that general purpose payments to NSW will be A$4.8 billion lower in the four years to 2011-12 than expected in the 2008-09 Budget.

Specific Purpose Payments

Three sections of the Australian Constitution deal directly with Commonwealth-State financial relations:

•	Section 87 provides for the division of the net revenue from customs and excise duties between the Commonwealth and the States and Territories, for a ten-year period after the establishment of the Commonwealth and thereafter until the Federal Parliament otherwise provides;

•	Section 94 provides that after five years from the imposition by the Commonwealth of uniform customs duties, the Federal Parliament may provide, on such basis as it deems fair, for payment to the States and Territories of all surplus revenue of the Commonwealth; and

•	Section 96 provides that for a ten-year period after the establishment of the Commonwealth and thereafter until the Federal Parliament otherwise provides, the Federal Parliament may grant financial assistance to any State or Territory on such terms and conditions as the Federal Parliament thinks fit.

The Commonwealth has used Section 96 of the Constitution to grant financial assistance to any State or Territory on such terms and conditions as the Commonwealth sees fit. As a result, the Commonwealth provides a range of grants to the States and Territories for both recurrent and capital purposes, subject to conditions largely specified by the Commonwealth.

Generally, these specific purpose payments require that the funds provided be expended for a particular purpose. In some instances there may be broad agreement between the Commonwealth and the State or Territory on the principles and methods of program delivery, while other grants are subject to very detailed conditions relating to project approval and reporting requirements.

Under the previous system, specific purpose payments often included “input controls” stipulating a certain level or rate of annual increase of funding to be provided by the State. Non-financial conditions also could be applied.

Specific Purpose Payment Reform

Since the election of the current Labor Party controlled Australian Government in November 2007, significant effort has gone into reforming Commonwealth-State financial relations in the area of specific purpose payments. These reforms were announced at the November 2008 COAG meeting and take effect from January 1, 2009.

The new arrangements have:

•	reduced and simplified the number of specific purpose payments from over 90 to 6 without reducing funding to each State and Territory. The six new specific purpose payments cover the policy areas of healthcare, education, skills and workforce development, disability, affordable housing and national indigenous reform;

•	improve the States’ and Territories’ flexibility in their use of Commonwealth funds;

•	clarify the roles and responsibilities of the Commonwealth and States and Territories;

•	move to an outcomes-based accountability framework; and

•	the reforms will change the emphasis of the specific purpose agreements. Rather than focusing on the amount being spent on a particular policy area, the emphasis now will be on achieving specified outcomes (outcomes-based public accountability).

The objectives of the revised funding arrangements are:

•	increased flexibility for resources to be allocated to areas where they will produce the best overall outcomes for the community;

•	collaborative working arrangements, including clearly defined roles and responsibilities and fair and sustainable financial arrangements to facilitate a long-term policy focus and reduce blame shifting;

•	increased incentives for wide-ranging reforms in areas of joint responsibility;

•	increased accountability to the community; and

•	reduced administration and compliance overheads.

Consistent with these objectives, the key elements of the reforms to specific purpose payments are determining base level funding and negotiating appropriate growth factors, and a particular type of specific purpose payment, called National Partnership agreements, has been introduced for the delivery of specific outcomes or outputs. These agreements will also provide incentives or rewards to the States and Territories for undertaking wide-ranging economic and social reforms. National Partnership payments will be made by the Commonwealth to the States and Territories in acknowledgement of the fact that the States and Territories will incur legitimate and additional costs in helping the Commonwealth implement these economic and social reforms.

A new Intergovernmental Agreement on Commonwealth-State Financial Arrangements was agreed at the November 29, 2008 meeting of COAG and encompasses the above reforms and took effect from January 1, 2009. It also resulted in a new total Commonwealth funding package of about A$15.2 billion over five years to 2012-13 for specific purpose payments and National Partnerships. NSW’s share of this package amounts to about A$4.7 billion over the five-year period.

On February 13, 2009, the second of the Australian Government’s fiscal stimulus packages was passed by the Federal Parliament. This package contains a range of initiatives, from tax bonuses and other one-off payments to households to spending on infrastructure such as schools, public and defense housing, roads and various regional community projects. The total package is valued at A$42.0 billion, the bulk of which will be spent in 2008-09 and 2009-10, although some initiatives will last until 2011-12.

The important elements for NSW are the spending on schools and public housing. The Australian Government has allocated a total of A$21.1 billion for spending on schools and public housing Australia-wide, of which the NSW Government will receive about a third.

Taxation Reform

In 2007, then NSW Premier Morris Iemma at that time commissioned the NSW Independent Pricing and Regulatory Authority (“IPART”) to conduct a review of the NSW tax system. IPART published its final report in October 2008, concluding that “... there is a need for NSW to reform its State tax system, and also to pursue reform of the current Commonwealth-State fiscal arrangements.”

Additionally, Federal Prime Minister Kevin Rudd announced on April 21, 2008 that the Commonwealth would consider comprehensive reform of the Australian taxation system. He indicated the review would be a top-down approach encompassing Commonwealth and State and Territory taxes. Such a review may address the persistent problems of the States’ revenue base, including Vertical Fiscal Imbalance and the States’ narrow tax bases. On May 13, 2008, the Australian Federal Treasurer announced that the review will encompass Australian Government and State and Territory taxes, except the GST, and interactions with the transfer system, and will consider:

•	the balance of taxes on work, investment and consumption, and the role for environmental taxes;

•	further enhancements to the tax and transfer system facing individuals, families and retirees;

•	the taxation of savings, assets and investments, including the role and structure of company taxation;

•	the taxation of consumption and property and other state taxes;

•	simplifying the tax system, including the interactions between Federal, State and Territory and local government taxes; and

•	interrelationships between the elements of the tax system, as well as the proposed emission trading system.

The NSW Government has welcomed this inquiry and intends to participate in any substantial review of the total Australian tax system. The review panel (chaired by the Secretary to the Commonwealth Treasury) is expected to provide a final report to the Commonwealth Treasurer by the end of 2009.

National Carbon Pollution Reduction Scheme

The Australian Government released its white paper on its Carbon Pollution Reduction Scheme on December 15, 2008, which contains details of the National Carbon Emissions Trading Scheme. The scheme is proposed to be a “cap and trade” scheme which sets out the level of allowable annual emissions from all emission types and sources. Entities covered by the scheme will need to surrender a permit for each tonne of CO2 that they have emitted during the compliance period. Carbon pollution permits will be tradable, and the price of permits determined by the market. The aim of the Scheme is to reduce national emissions by between 5% and 15% of 2000 levels by 2020, and 60% by 2050. The scheme is expected to begin in 2011.

External modeling suggests that the Carbon Pollution Reduction Scheme will significantly negatively impact the economic value of black coal generators such as those in NSW. Relative to a no- Carbon Pollution Reduction Scheme regime, policy action taken to reduce emissions by 5% could lead to losses of up to half the existing economic value of black coal generators.

The Australian Government’s white paper proposes to address value impacts on coal-fired generators through a permit allocation package valued at A$3.5 billion. Given the expected losses in value, the NSW Government believes the proposed assistance package is insufficient and that the proposed allocation is inequitably skewed toward brown coal generators.

Brown coal generators (like those in Victoria) might expect to have 60-70% of their lost value offset by assistance, while black coal generators (like those in NSW) might only recover up to 10% of their losses.

The NSW Government has advised the Commonwealth of the deficiencies in the proposed assistance package and intends to continue to argue for a more equitable treatment of NSW’s generators.

Furthermore, implementation of the Carbon Pollution Reduction Scheme is expected to result in costs of A$3 billion to A$4 billion to retrofit coal-fired power stations with emerging carbon reduction technologies. The costs associated with the retrofit of carbon reduction technologies are not expected to be realized until 2020, as that is when the emerging technologies are expected to become commercially available.

Legislation introducing the scheme was due to be voted on in Parliament in June 2009. However, due to Parliamentary time constraints the vote on the legislation was postponed. It is currently unclear when the legislation will be reintroduced in Parliament.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

The Corporation and NSW publish their financial statements in Australian dollars. The Corporation’s and NSW’s fiscal years each end on June 30 of each year. The following table sets forth, for the fiscal years indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers of Australian dollars as certified for customs purposes for the Federal Reserve Bank of New York, expressed in U.S. dollars per A$1.00. Also set forth below are the high and low noon buying rates for each of the last full six months. On September 25, 2009, the noon buying rate was US$0.8655 = A$1.00.

Fiscal Year Ended June 30	At Period End	Average Rate(1)	High	Low

2004	0.6952	0.7134	0.7979	0.6390
2005	0.7618	0.7534	0.7974	0.6880
2006	0.7423	0.7475	0.7781	0.7056
2007	0.8491	0.7867	0.8491	0.7407
2008	0.9562	0.8969	0.9644	0.7860
2009	0.8055	0.7433	0.9797	0.6073

	2009
	April	May	June	July	August	September(2)

High	0.7317	0.7993	0.8195	0.8339	0.8439	0.8736
Low	0.6941	0.7290	0.7851	0.7751	0.8201	0.8306

(1)	The daily average of the noon buying rates on the last day of each month during the period.

(2)	Through September 25, 2009.